Exhibit 99.2

TELUS CORPORATION

Management’s discussion and analysis

2019 Q3

Caution regarding forward-looking statements

The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

This document contains forward-looking statements about expected events and our financial and operating performance. Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our targets, outlook, updates, and our multi-year dividend growth program. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements. Updates to the assumptions on which our 2019 outlook is based are presented in Section 9 Update to general trends, outlook and assumptions, and regulatory developments and proceedings in this Management’s discussion and analysis (MD&A).

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•                  Regulatory decisions and developments including changes to our regulatory regime or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.1 Communications industry regulatory developments and proceedings in this MD&A, such as the potential for government intervention to further increase competition, for example, through mandated wholesale access; the potential for additional government intervention on pricing further to the October 2019 federal election; CRTC consumer protection regulations; amendments to existing federal legislation; changes to the cost burden associated with CRTC-mandated network interconnections; potential threats to unitary federal regulatory authority over telecommunications; regulatory action by the Competition Bureau or other regulatory agencies; spectrum and compliance with licences, including our compliance with licence conditions, changes to spectrum licence fees, spectrum policy determinations such as restrictions on the purchase, sale, subordination and transfer of spectrum licences, the cost and availability of spectrum, and ongoing and future consultations and decisions on spectrum allocation; the impact on us and other Canadian telecommunications carriers of government or regulatory actions with respect to certain countries or suppliers, including the executive order signed by U.S. President Donald Trump permitting the Secretary of Commerce to block certain technology transactions deemed to constitute national security risks and the imposition of additional license requirements on the export, re-export and transfer of goods, services and technology to Huawei Technologies Co. Ltd. and its non-U.S. affiliates; restrictions on non-Canadian ownership and control of TELUS common shares and the ongoing monitoring and compliance with such restrictions; changes to the current copyright regime; and our ability to comply with complex and changing regulation of the healthcare and medical devices industry in the jurisdictions in which we operate, including as an operator of health clinics.

•                  Competitive environment including: our ability to continue to retain customers through an enhanced customer service experience, including through the deployment and operation of evolving wireless and wireline infrastructure; intense wireless competition, including the ability of industry competitors to successfully combine a mix of Internet services and, in some cases, wireless services under one bundled and/or discounted monthly rate, along with their existing broadcast or satellite-based TV services; the success of new products, new services and supporting systems, such as home automation security and Internet of Things (IoT) services for Internet-connected devices; wireline voice and data competition, including continued intense rivalry across all services among wireless and wireline telecommunications companies, cable-TV providers, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on current and future mobile phone average billing per subscriber per month (ABPU), mobile phone average revenue per subscriber per month (ARPU), cost of acquisition, cost of retention and churn rate for all services, as do customer usage patterns, increased data bucket sizes or flat-rate pricing trends for voice and data, such as our Peace of Mind plans and comparable plans recently launched, inclusive rate plans for voice and data and availability of Wi-Fi networks for data; mergers and acquisitions of industry competitors; pressures on Internet and TV ARPU and churn rate resulting from market conditions, government actions and customer usage patterns; residential voice and business network access line losses; subscriber additions and retention volumes, and associated costs for wireless, TV and Internet services; our ability to obtain and offer content on a timely basis across multiple devices on wireless and TV platforms at a reasonable cost; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; our ability to compete successfully in customer care and business services (CCBS) given our competitors’ brand recognition, consolidation and strategic alliances, as well as technology development; in our TELUS Health business, our ability to compete with other providers of electronic medical records and pharmacy management products, systems integrators and health service providers including those that own a vertically integrated mix of health services delivery, IT solutions, and related services, and global providers that could achieve expanded Canadian footprints; and our ability to successfully develop our smart data solutions business.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice services (local and long distance) from impacts of OTT applications and wireless substitution, a declining overall market for paid TV services, including as a result of content piracy and signal theft and as a result of a rise in OTT direct-to-consumer video offerings and virtual multichannel video programming distribution platforms, together with content costs per unit continuing to grow; the increasing number of households that have only wireless and/or Internet-based telephone services; potential mobile phone ABPU and mobile phone ARPU declines as a result of, among other factors, substitution to messaging and OTT applications; substitution to increasingly available Wi-Fi services; and disruptive technologies, such as OTT IP services, including Network as a Service in the business market, that may displace or re-rate our existing data services.

•                  Technology including: high subscriber demand for data that challenges wireless networks and spectrum capacity levels and may be accompanied by increases in delivery cost; our reliance on information technology and our need to streamline our legacy systems; the roll-out and evolution of wireless broadband technologies and systems, including video distribution platforms and telecommunications network technologies (broadband initiatives, such as fibre to the premises (FTTP), wireless small-cell deployment, 5G wireless and availability of resources and ability to build out adequate broadband capacity); our reliance on wireless network access agreements, which have facilitated our deployment of wireless technologies; choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer; supplier limitations and concentration and market power for network equipment, TELUS TV® and wireless handsets; the performance of wireless technology; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data; deployment and operation of new wireline broadband network technologies at a reasonable cost and availability and success of new products and services to be rolled out using such network technologies; network reliability and change management; self-learning tools and automation that may change the way we interact with customers; and uncertainties around our strategy to replace certain legacy wireline network technologies, systems and services to reduce operating costs.

•                  Capital expenditure levels and potential outlays for spectrum licences in spectrum auctions or from third parties, due to: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer wireless technologies, including wireless small cells to improve coverage and capacity and prepare for a more efficient and timely evolution to 5G wireless services; utilizing acquired spectrum; investments in network resiliency and reliability; subscriber demand for data; evolving systems and business processes; implementing efficiency initiatives; supporting large complex deals; and future wireless spectrum auctions held by Innovation, Science and Economic Development Canada (ISED), including the 3500 MHz and millimetre wave spectrum auctions expected to take place in 2020 and 2021, respectively, and the announcement of a formal consultation on the auctioning of 3800 MHz spectrum, expected to take place in 2022. Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results.

•                  Operational performance and business combination risks including: our reliance on legacy systems and ability to implement and support new products and services and business operations in a timely manner; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as our ability to successfully integrate acquisitions, complete divestitures or establish partnerships in a timely manner and realize expected strategic benefits, including those following compliance with any regulatory orders); our ability to identify and manage new risks inherent to new service offerings that we may provide, including as a result of acquisitions, which could result in damage to our brand, our business in the relevant area or as a whole, additional exposure to litigation or regulatory proceedings; and real estate joint venture risks.

•                  Data protection including risks that malfunctions or unlawful acts could result in the unauthorized access to, change, loss, or distribution of data, which may compromise the privacy of individuals and could result in financial loss and harm to our reputation and brand.

•                  Security threats including intentional damage or unauthorized access to our physical assets or our IT systems and networks, which could prevent us from providing reliable service or result in unauthorized access to our information or that of our customers.

•                  Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in financial results; business integrations; business product simplification; business process outsourcing; offshoring and reorganizations, including any full-time equivalent (FTE) employee reduction programs; procurement initiatives; and real estate rationalization.

•                  Implementation of large enterprise deals, which may be adversely impacted by available resources, system limitations and degree of co-operation from other service providers.

•                  Foreign operations and our ability to successfully manage operations in foreign jurisdictions, including managing risks such as currency fluctuations.

•                  Business continuity events including: our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; supply chain disruptions, delays and economics, including as a result of government restrictions or trade actions; natural disaster threats; epidemics; pandemics; political instability in certain international locations; information security and privacy breaches, including data loss or theft of data; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•                  Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry, and the level of our employee engagement.

•                  Financing and debt requirements including: our ability to carry out financing activities, refinance our maturing debt and/or maintain investment grade credit ratings in the range of BBB+ or the equivalent. Our business plans and growth could be negatively affected if existing financing is not sufficient to cover our funding requirements.

•                  Lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders, and could affect our ability to sustain our dividend growth program through 2022. This program may be affected by factors such as the competitive environment, economic performance in Canada, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, and regulatory decisions and developments. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors based on our financial position and outlook. Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on our financial position and outlook, and the market price of TELUS common shares. There can be no assurance that our dividend growth program or any NCIB will be maintained, not changed and/or completed.

•                  Taxation matters including: interpretation of complex domestic and foreign tax laws by the relevant tax authorities that may differ from our interpretations; the timing and character of income and deductions, such as tax depreciation and operating expenses; tax credits or other attributes; changes in tax laws, including tax rates; tax expenses being materially different than anticipated, including the taxability of income and deductibility of tax attributes; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and changes to the interpretation of tax laws, including as a result of changes to applicable accounting standards or tax authorities adopting more aggressive auditing practices, tax reassessments or adverse court decisions impacting the tax payable by us.

•                  Litigation and legal matters including: our ability to successfully respond to investigations and regulatory proceedings; our ability to defend against existing and potential claims and lawsuits (including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability), or to negotiate and execute upon indemnity rights or other protections in respect of such claims and lawsuits; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

•                  Health, safety and the environment including: lost employee work time resulting from illness or injury, public concerns related to radio frequency emissions, environmental issues affecting our business including climate change, waste and waste recycling, risks relating to fuel systems on our properties, and changing government and public expectations regarding environmental matters and our responses.

•                  Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of yet unknown policies and actions of foreign governments; expectations of future interest rates; inflation; unemployment levels; effects of fluctuating oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns, funding and discount rates; fluctuations in foreign exchange rates of the currencies in the regions in which we operate, the impact of tariffs on trade between Canada and the U.S., and global implications of the trade dynamic between the U.S. and China.

These risks are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2018 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company.

Many of these factors are beyond our control or our current expectations or knowledge. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations and are based on our assumptions as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements.

This cautionary statement qualifies all of the forward-looking statements in this MD&A.

Management’s discussion and analysis (MD&A)

November 7, 2019

Contents

Section		Description
1.	Introduction	1.1 Preparation of the MD&A 1.2 The environment in which we operate 1.3 Consolidated highlights
2.	Core business and strategy
3.	Corporate priorities for 2019
4.	Capabilities	4.1 Principal markets addressed and competition 4.2 Operational resources 4.3 Liquidity and capital resources 4.4 Changes in internal control over financial reporting
5.	Discussion of operations	5.1 General 5.2 Summary of consolidated quarterly results and trends 5.3 Consolidated operations 5.4 Wireless segment 5.5 Wireline segment
6.	Changes in financial position
7.	Liquidity and capital resources

7.1 Overview

7.2 Cash provided by operating activities

7.3 Cash used by investing activities

7.4 Cash (used) provided by financing activities

7.5 Liquidity and capital resource measures

7.6 Credit facilities

7.7 Sale of trade receivables

7.8 Credit ratings

7.9 Financial instruments, commitments and contingent liabilities

7.10 Outstanding share information

7.11 Transactions between related parties

8.	Accounting matters	8.1 Critical accounting estimates and judgments 8.2 Accounting policy developments
9.	Update to general trends, outlook and assumptions, and regulatory developments and proceedings	9.1 Communications industry regulatory developments and proceedings
10.	Risks and risk management
11.	Definitions and reconciliations	11.1 Non-GAAP and other financial measures 11.2 Operating indicators

Copyright © 2019 TELUS. All rights reserved. The symbols TM and ® indicate those owned by TELUS Corporation or its subsidiaries. All other trademarks are the property of their respective owners.

1.              Introduction

The forward-looking statements in this section, including estimates regarding economic growth, unemployment and housing starts, are qualified by the Caution regarding forward-looking statements at the beginning of this Management’s discussion and analysis (MD&A).

1.1 Preparation of the MD&A

The following sections are a discussion of our consolidated financial position and financial performance for the three-month and nine-month periods ended September 30, 2019, and should be read together with our September 30, 2019, condensed interim consolidated statements of income and other comprehensive income, statements of financial position, statements of changes in owners’ equity and statements of cash flows, and the related notes (collectively referred to as the interim consolidated financial statements). The generally accepted accounting principles (GAAP) that we use are International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our interim consolidated financial statements comply with IFRS-IASB and Canadian GAAP and have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. In this MD&A, the term IFRS refers to these standards. We adopted IFRS 16, Leases, on January 1, 2019, with retrospective application, with the cumulative effect of the initial application of the new standard recognized at the date of initial application, January 1, 2019. This method of application does not result in the retrospective adjustment of amounts reported for periods prior to fiscal 2019. The most significant effect of the new standard is the lessee’s recognition of the initial present value of unavoidable future lease payments as right-of-use lease assets and lease liabilities, including those for most leases that would have previously been accounted for as operating leases. This results in depreciation of right-of-use lease assets and financing costs arising from lease liabilities, rather than as part of Goods and services purchased. The adoption of the new standard has resulted in an increase to Property, plant and equipment of approximately $1.0 billion and long-term debt of approximately $1.4 billion as at January 1, 2019. However, the implementation of IFRS 16 does not have any impact on economics or cash flows. In our discussion, we also use certain non-GAAP financial measures to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with their nearest GAAP measures in Section 11.1. All currency amounts are in Canadian dollars, unless otherwise specified.

Additional information relating to the Company, including our annual information form and other filings with securities commissions or similar regulatory authorities in Canada, is available on SEDAR (sedar.com). Our filings with the Securities and Exchange Commission in the United States, including Form 40-F, are available on EDGAR (sec.gov).

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. This MD&A and the interim consolidated financial statements were reviewed by our Audit Committee and authorized by our Board of Directors (Board) for issuance on November 7, 2019.

In this MD&A, unless otherwise indicated, results for the third quarter of 2019 (three-month period ended September 30, 2019) and the nine-month period ended September 30, 2019 are compared with results from the third quarter of 2018 (three-month period ended September 30, 2018) and the nine-month period ended September 30, 2018.

1.2 The environment in which we operate

The success of our business and the challenges we face can best be understood with reference to the environment in which we operate, including broader economic factors that affect our customers and us, and the competitive nature of our operations. Our estimates regarding our environment, including economic growth, unemployment and housing starts, also form an important part of the assumptions on which our targets are based. The extent to which these estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.

	Economic growth				Unemployment					Housing starts
	(Percentage points)				(Percentage points)					(000s of units)
	Estimated gross domestic product (GDP) growth rate		Our estimated GDP growth rates[1]		Unemployment rates			Our estimated annual unemployment rates[1]		Seasonally adjusted annual rate of housing starts[2]		Our estimated annual rate of housing starts on an unadjusted basis[1]
					For the month of					For the month of
					September	December	September			September	September
	2019		2019		2019[3]	2018[3]	2018[3]	2019		2019	2018	2019
Canada	1.5	[4]	1.6	[5]	5.5	5.6	5.9	5.7	[5]	221	191	207	[5]
B.C.	1.7	[7]	1.9	[6]	4.8	4.4	4.2	4.6	[5]	41	28	43	[5]
Alberta	0.6	[7]	0.7	[5]	6.6	6.4	7.0	6.8	[6]	33	22	26
Ontario	1.4	[7]	1.5		5.3	5.4	5.9	5.6		86	78	70
Quebec	1.8	[7]	2.4		4.8	5.5	5.3	5.0		41	38	50

(1)             Assumptions are as of October 25, 2019 and are based on a composite of estimates from Canadian banks and other sources.

(2)             Source: Statistics Canada. Table 34-10-0158-01 Canada Mortgage and Housing Corporation, housing starts, all areas, Canada and provinces, seasonally adjusted at annual rates, monthly (x 1,000).

(3)             Source: Statistics Canada Labour Force Survey, September 2019, December 2018 and September 2018, respectively.

(4)             Source: Bank of Canada Monetary Policy Report, October 2019.

(5)             Updated in our third quarter 2019 MD&A.

(6)             Updated in our first quarter 2019 MD&A.

(7)             Source: British Columbia Ministry of Finance, 2019/20 First Quarterly Report, September 2019; Alberta Ministry of Treasury Board and Finance, 2019 — 23 Fiscal Plan, October 2019; Ontario Ministry of Finance, 2019 Ontario Budget, April 2019; and Ministere des Finances du Quebec, Budget 2019 — 2020, March 2019, respectively.

1.3 Consolidated highlights

Long-term debt issue and early redemption of 2020 Notes

On July 2, 2019, we issued $800 million of senior unsecured 2.75% Notes, Series CZ, which will mature on July 8, 2026.

On May 31, 2019, we exercised our right to early redeem, on July 23, 2019, $650 million of our 5.05% Notes, Series CH. On July 3, 2019, we exercised our right to early redeem, on August 7, 2019, the remaining $350 million not called for redemption on May 31, 2019. The long-term debt prepayment premium for the entire $1 billion Series CH notes redemption recorded in the third quarter of 2019 was $28 million before income taxes ($0.03 per share after income taxes).

Spectrum

During the third quarter of 2019, we obtained the use of AWS-4 spectrum licences from the original licensee (for  approximately $1.16 per MHz-pop, where pop refers to the population in a licence area), and have accounted for them as intangible assets with indefinite lives; such subordination of licences has been approved by Innovation, Science and Economic Development Canada. The terms of payment for the obtained spectrum licences are such that the amounts owed to the original licensee are accounted for as a long-term financial liability in the amount of approximately $270 million, as set out in Note 26(f) of the interim consolidated financial statements.

Smart data solutions business

On August 12, 2019, for consideration consisting of cash and accounts payable and accrued liabilities of $135 million, we acquired a business complementary to, and with a view to growing, our existing smart data solutions business.

ADT Security Services Canada, Inc.

On October 1, 2019, we announced that we had entered into an agreement to acquire all the issued and outstanding shares of ADT Security Services Canada, Inc. for approximately $700 million, subject to customary closing conditions including regulatory approval. Subsequently, the requisite approval was obtained and the transaction was closed. This agreement furthers our commitment to leverage the power of technology to enhance convenience, control and safety into the lives, homes and businesses of more Canadians.

Changes to the Board of Directors

During the third quarter of 2019, Claude Mongeau stepped down from our Board. Claude joined the TELUS Board in 2017 and has served on both the Audit and Corporate Governance Committees. His considerable skills and experience in areas including strategic leadership, risk management, and finance and accounting made him an important contributor to the Board and his insights will be missed. We thank Claude for his outstanding contribution and service to TELUS.

Consolidated highlights

($ millions, except footnotes and unless	Third quarters ended September 30				Nine-month periods ended September 30
noted otherwise)	2019	2018	Change		2019	2018	Change
Consolidated statements of income
Revenues arising from contracts with customers	3,687	3,591	2.7%		10,763	10,382	3.7%
Other operating income[1]	10	183	(94.5)%		37	222	(83.3)%
Operating revenues[1]	3,697	3,774	(2.0)%		10,800	10,604	1.8%
Operating income[2]	785	777	1.0%		2,287	2,188	4.5%
Income before income taxes[2]	584	581	0.5%		1,729	1,686	2.6%
Net income[2]	440	447	(1.6)%		1,397	1,256	11.2%
Net income attributable to Common Shares[2]	433	443	(2.3)%		1,378	1,243	10.9%
Adjusted Net income[3]	458	445	2.9%		1,327	1,294	2.6%

Earnings per share (EPS) ($)
Basic EPS[2]	0.72	0.74	(2.7)%		2.29	2.09	9.6%
Adjusted basic EPS[3]	0.76	0.74	2.7%		2.20	2.17	1.4%
Diluted EPS	0.72	0.74	(2.7)%		2.29	2.08	10.1%
Dividends declared per Common Share ($)	0.5625	0.5250	7.1%		1.6700	1.5550	7.4%

Basic weighted-average Common Shares outstanding (millions)	602	597	0.8%		601	596	0.8%
Consolidated statements of cash flows
Cash provided by operating activities	1,148	1,066	7.7%		3,098	3,110	(0.4)%

Cash used by investing activities	(871)	(621)	40.3%		(3,433)	(2,348)	46.2%
Acquisitions	(160)	(34)	n/m		(348)	(285)	22.1%
Capital expenditures[4]	(748)	(762)	(1.8)%		(2,164)	(2,203)	(1.8)%

Cash (used) provided by financing activities	(124)	(695)	(82.2)%		291	(838)	n/m
Other highlights
Subscriber connections[5,6] (thousands)					14,500	13,784	5.2%
Earnings before interest, income taxes, depreciation and amortization (EBITDA)[2,3]	1,434	1,349	6.3%		4,186	3,869	8.2%
Restructuring and other costs[3,7]	29	173	(83.2)%		94	242	(61.2)%
Adjusted EBITDA[3,8]	1,463	1,351	8.3%		4,280	3,940	8.6%
Adjusted EBITDA margin[3,9] (%)	39.6	37.5	2.1	pts.	39.6	37.8	1.8	pts.
Free cash flow[3]	320	303	5.6%		797	1,075	(25.9)%
Net debt to EBITDA — excluding restructuring and other costs[3] (times)					3.05	2.54	0.51

Notations used in MD&A: n/m — not meaningful; pts. — percentage points.

(1)         In the third quarter of 2018, we recorded equity income related to real estate joint ventures of $171 million arising from the sale of TELUS Garden. Excluding the effect of this third quarter 2018 equity income, Other operating income decreased by 16.7% in the third quarter of 2019 and 27.5% in the first nine months of 2019, and Operating revenues increased by 2.6% in the third quarter of 2019 and 3.5% in the first nine months of 2019.

(2)         Excluding the third quarter 2018 equity income described in footnote 1 and the third quarter 2018 donation described in footnote 7, in the third quarter of 2019, Operating income increased by 8.4%, Income before income taxes increased by 10.6%, Net income increased by 13.7%, Net income attributable to Common Shares increased by 13.1%, basic EPS increased by 12.5% and EBITDA increased by 10.6%, and in the first nine months of 2019, Operating income increased by 7.1%, Income before income taxes increased by 5.9%, Net income increased by 16.8%, Net income attributable to Common Shares increased by 16.5%, basic EPS increased by 15.1% and EBITDA increased by 9.7%.

(3)         These are non-GAAP and other financial measures. See Section 11.1 Non-GAAP and other financial measures.

(4)         Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, as reported in the interim consolidated financial statements. Refer to Note 31 of the interim consolidated financial statements for further information.

(5)         The sum of active mobile phone subscribers, mobile connected device subscribers, Internet access subscribers, residential voice subscribers, TV subscribers and security subscribers, measured at the end of the respective periods based on information in billing and other systems. Fourth quarter of 2018 opening mobile phone subscriber connections have been adjusted to exclude an estimated 23,000 subscribers impacted by the CRTC’s final pro-rating ruling in June 2018, which was effective October 1, 2018. During the first quarter of 2019, we adjusted cumulative Internet subscriber connections to add approximately 16,000 subscribers from acquisitions undertaken during the quarter. Effective for the third quarter of 2019, with retrospective application to the launch of TELUS-branded security services at the beginning of the third quarter of 2018, we have added security subscriber connections to our total subscriber connections.

(6)         Effective for the first quarter of 2019, with retrospective application, we revised our definition of a wireless subscriber and now report mobile phones and mobile connected devices as separate subscriber bases so as to be consistent with the way we manage our business and to align with global peers. As a result of the change, total subscribers and associated operating statistics (gross additions, net additions, churn, average billing per subscriber per month or ABPU, and average revenue per subscriber per month or ARPU) were adjusted to reflect (i) the movement of certain subscribers from the mobile phones subscriber base to the newly created mobile connected devices subscriber base, and (ii) the inclusion of previously undisclosed IoT and mobile health subscribers in our mobile connected devices subscriber base. For additional information on our subscriber definitions, see Section 11.2 Operating indicators.

(7)         In the third quarter of 2018, we recorded a donation to the TELUS Friendly Future Foundation of $118 million as part of other costs.

(8)         Adjusted EBITDA for all periods excludes restructuring and other costs (see Section 11.1 for restructuring and other costs amounts). Adjusted EBITDA for all periods excludes non-recurring gains and equity income related to real estate joint ventures.

(9)         Adjusted EBITDA margin is Adjusted EBITDA divided by Operating revenues, where the calculation of Operating revenues excludes non-recurring gains and equity income related to real estate joint ventures.

Operating highlights

•                  Consolidated operating revenues decreased by $77 million in the third quarter of 2019 and increased by $196 million in the first nine months of 2019. Excluding the effect of the non-recurring third quarter 2018 equity income related to real estate joint ventures arising from the sale of TELUS Garden of $171 million, consolidated operating revenues increased by $94 million in the third quarter of 2019 and $367 million in the first nine months of 2019:

Service revenues increased by $109 million in the third quarter of 2019 and $376 million in the first nine months of 2019, mainly due to growth in wireless network revenue and wireline data services revenue. This growth was partly offset by the ongoing declines in wireline legacy voice and legacy data service revenues.

Equipment revenues decreased by $13 million in the third quarter of 2019 reflecting lower wireless volumes and lower wireline data and voice equipment sales. In the first nine months of 2019, equipment revenues increased by $5 million, primarily due to increased wireless revenue from greater volumes of higher-value smartphones in the sales mix.

Other operating income decreased by $173 million in the third quarter of 2019 and $185 million in the first nine months of 2019, primarily due to the non-recurrence of third quarter 2018 equity income related to real estate joint ventures arising from the sale of TELUS Garden of $171 million.

For additional details on operating revenues, see Section 5.4 Wireless segment and Section 5.5 Wireline segment.

•                  During the 12-month period ending on September 30, 2019, our total subscriber connections increased by 716,000 reflecting a 3.1% increase in mobile phone subscribers, a 23.3% increase in mobile connected device subscribers, a 6.7% increase in Internet subscribers, a 7.1% increase in TV subscribers and a 51.5% increase in security subscribers, partly offset by a 3.5% decline in residential voice subscribers.

Effective for the first quarter of 2019, with retrospective application, we have revised our definition of a mobile phone subscriber, see Section 11.2 Operating indicators for definitions. Our mobile phone net additions were 111,000 in the third quarter of 2019 and 204,000 in the first nine months of 2019, down 10,000 and up 17,000, respectively, from the same periods in 2018. The decrease in the third quarter of 2019 reflects heightened competitive intensity during the seasonal promotional period. For the first nine months of 2019, the increase in mobile phone net additions was attributed to growth in high-value customer additions, from growth in the Canadian population, successful promotions and expanded channels. Mobile connected device net additions were 82,000 in the third quarter of 2019 and 203,000 in the first nine months of 2019, up 32,000 in the quarter and 75,000 in the nine-month period, due to growth in our IoT offerings, including the connected device growth arising from our subscribers expanding their IoT services to their growing customer bases, partially offset by less low or negative-margin tablet loading. Our mobile phone churn rate was 1.09% in the third quarter of 2019 and 1.04% in the first nine months of 2019, up from 1.03% in the third quarter of 2018 reflecting heightened competitive intensity, and flat in the first nine months of 2019. (See Section 5.4 Wireless segment for additional details.)

Internet net additions were 32,000 in the third quarter of 2019 and 79,000 in the first nine months of 2019, down 4,000 and 8,000, respectively, from the same periods in 2018, as continued net new demand from consumers and businesses, partly due to the launch of unlimited home Internet data, was offset by heightened competitive intensity. TV net additions were 19,000 in the third quarter of 2019 and 52,000 in the first nine months of 2019, up 1,000 in the quarter and 13,000 in the nine-month period. The increase for the quarter reflects higher gross additions as a result of our diverse product offerings, partly offset by competitive intensity, and by a lower customer churn rate resulting from stronger retention efforts for the nine-month period. Our continued focus on expanding our addressable high-speed Internet and Optik TV® footprint, connecting more homes and businesses directly to fibre, diversifying our product offerings, and bundling these products and services together, as well as our ongoing focus on our customer service and reliability, contributed to combined Internet and TV subscriber growth of 199,000 or 6.9% over the last 12 months. We had made TELUS PureFibre® available to approximately 67% of our broadband footprint by September 30, 2019. Residential voice net losses were flat in the quarter and improved by 15.8% in the first nine months of 2019, due to our expanding fibre footprint and bundled product offerings and the success of our stronger retention efforts, including lower-priced offerings. (See Section 5.5 Wireline segment for additional details.)

•                  Operating income increased by $8 million in the third quarter of 2019 and $99 million in the first nine months of 2019. Excluding the effect of non-recurring third quarter 2018 equity income related to real estate joint ventures arising from the sale of TELUS Garden of $171 million and the third quarter 2018 donation to the TELUS Friendly Future Foundation of $118 million, Operating income increased by $61 million in the third quarter of 2019 and $152 million in the first nine months of 2019, reflecting higher wireless network growth driven by a growing subscriber base and higher wireless equipment margins. These increases also reflect growth in wireline data service margins and EBITDA contribution from our customer care and business services (CCBS) and health businesses, and the effects of implementing IFRS 16 described in Section 1.1. All of these factors were partly offset by declines from wireline legacy voice and legacy data services.

EBITDA, which includes restructuring and other costs and non-recurring gains and equity income related to real estate joint ventures, increased by $85 million or 6.3% in the third quarter of 2019 and $317 million or 8.2% in the first nine months of 2019. Excluding the effects of non-recurring third quarter 2018 equity income related to real estate joint ventures arising from the sale of TELUS Garden of $171 million and the third quarter 2018 donation to the TELUS Friendly Future Foundation of $118 million, EBITDA increased by $138 million or 10.6% in the third quarter of 2019 and $370 million or 9.7% in the first nine months of 2019.

Adjusted EBITDA, which excludes restructuring and other costs and non-recurring gains and equity income related to real estate joint ventures, increased by $112 million or 8.3% in the third quarter of 2019 and $340 million or 8.6% in the first nine months of 2019. The increases reflect higher wireless network revenue driven by a growing subscriber base, growth in wireline data service margins and a higher EBITDA contribution from our CCBS and health businesses. Additionally, upon the application of IFRS 16, Goods and services purchased decreased and, correspondingly, Adjusted EBITDA increased. These factors were partly offset by declines in wireline legacy voice and legacy data services and a decline in the EBITDA contribution from our legacy business services. Applying a retrospective IFRS 16 simulation to fiscal 2018 results, which are cash-based proxy adjustments, all as used by our Chief Executive Officer (our chief operating decision-maker) to assess performance, pro forma consolidated Adjusted EBITDA growth was approximately 4.1% in the third quarter of 2019 and 4.3% in the first nine months of 2019. (See Section 5.3 Consolidated operations for additional details.)

•                  Income before income taxes increased by $3 million in the third quarter of 2019 and $43 million in the first nine months of 2019. Excluding the effects of non-recurring third quarter 2018 equity income related to real estate joint ventures arising from the sale of TELUS Garden of $171 million and the third quarter 2018 donation to the TELUS Friendly Future Foundation of $118 million, Income before income taxes increased by $56 million in the third quarter of 2019 and $96 million in the first nine months of 2019. Higher Operating income, as noted above, was partly offset by an increase in Financing costs. The increase in Financing costs resulted primarily from the financing costs recorded that arose from lease liabilities upon the application of IFRS 16 described in Section 1.1 and from higher average long-term debt outstanding. (See Financing costs in Section 5.3.)

•                  Income taxes increased by $10 million in the third quarter of 2019 and decreased by $98 million in the first nine months of 2019. The effective tax rate increased from 23.1% to 24.7% in the third quarter of 2019 largely resulting from the lower capital gain rate on the TELUS Garden sale in the third quarter of 2018. In the first nine months of 2019, the effective tax rate decreased from 25.5% to 19.2% predominantly attributed to the revaluation of the deferred income tax liability for the multi-year reduction in the Alberta provincial corporate tax rate that was substantively enacted in the second quarter of 2019.

•                  Net income attributable to Common Shares decreased by $10 million in the third quarter of 2019 and increased by $135 million in the first nine months of 2019. Excluding the effects of non-recurring third quarter 2018 equity income related to real estate joint ventures arising from the sale of TELUS Garden of $171 million and the third quarter 2018 donation to the TELUS Friendly Future Foundation of $118 million, Net income attributable to Common Shares increased by $50 million in the third quarter of 2019 attributed to higher Operating income, partly offset by increased Income taxes and increased Financing costs. In the first nine months of 2019, excluding the effects of the third quarter 2018 equity income and the third quarter 2018 donation, Net income attributed to Common Shares increased by $195 million, driven by higher Operating income and lower Income taxes, partly offset by increased Financing costs.

Adjusted Net income, which excludes the effects of restructuring and other costs, income tax-related adjustments, non-recurring gains and equity income related to real estate joint ventures, and long-term debt prepayment premiums, increased by $13 million or 2.9% in the third quarter of 2019 and $33 million or 2.6% in the first nine months of 2019.

Reconciliation of adjusted Net income

	Third quarters ended September 30			Nine-month periods ended September 30
($ millions)	2019	2018	Change	2019	2018	Change
Net income attributable to Common Shares	433	443	(10)	1,378	1,243	135
Add (deduct):
Restructuring and other costs, after income taxes[1]	22	130	(108)	69	180	(111)
Favourable income tax-related adjustments	(17)	(3)	(14)	(140)	(4)	(136)
Non-recurring gains and equity income related to real estate joint ventures, after income taxes[2]	—	(150)	150	—	(150)	150
Long-term debt prepayment premium, after income taxes	20	25	(5)	20	25	(5)
Adjusted Net income	458	445	13	1,327	1,294	33

(1)                  Includes our third quarter 2018 donation to the TELUS Friendly Future FoundationTM of $90 million after income taxes.

(2)                  Includes equity income arising from the third quarter 2018 sale of TELUS Garden of $150 million after income taxes.

•                  Basic EPS decreased by $0.02 or 2.7% in the third quarter of 2019 and increased by $0.20 or 9.6% in the first nine months of 2019. Excluding the effects of non-recurring third quarter 2018 equity income related to real estate joint ventures arising from the sale of TELUS Garden of $171 million and the third quarter 2018 donation to the TELUS Friendly Future Foundation of $118 million, basic EPS increased by $0.08 or 12.5% in the third quarter of 2019 attributed to higher Operating income, partly offset by increase Income taxes and increased Financing costs. In the first nine months of 2019, excluding the effects of the third quarter 2018 equity income and the third quarter 2018 donation, basic EPS increased by $0.30 or 15.1%, driven by higher Operating income and lower Income taxes, partly offset by increased Financing costs and the effect of a higher number of Common Shares outstanding.

Adjusted basic EPS, which excludes the effects of restructuring and other costs, income tax-related adjustments, non-recurring gains and equity income related to real estate joint ventures, and long-term debt prepayment premiums, increased by $0.02 or 2.7% in the third quarter of 2019 and increased by $0.03 or 1.4% in the first nine months of 2019.

Reconciliation of adjusted basic EPS

	Third quarters ended September 30			Nine-month periods ended September 30
($)	2019	2018	Change	2019	2018	Change
Basic EPS	0.72	0.74	(0.02)	2.29	2.09	0.20
Add (deduct):
Restructuring and other costs, after income taxes, per share[1]	0.04	0.22	(0.18)	0.11	0.30	(0.19)
Favourable income tax-related adjustments, per share	(0.03)	(0.01)	(0.02)	(0.23)	(0.01)	(0.22)
Non-recurring gains and equity income related to real estate joint ventures, after income taxes, per share[2]	—	(0.25)	0.25	—	(0.25)	0.25
Long-term debt prepayment premium, after income taxes, per share	0.03	0.04	(0.01)	0.03	0.04	(0.01)
Adjusted basic EPS	0.76	0.74	0.02	2.20	2.17	0.03

(1)                  Includes our third quarter 2018 donation to the TELUS Friendly Future Foundation of $0.15 per share after income taxes.

(2)                  Includes equity income arising from the third quarter 2018 sale of TELUS Garden of $0.25 per share after income taxes.

•                  Dividends declared per Common Share were $0.5625 in the third quarter of 2019 and $1.6700 in the first nine months of 2019, reflecting increases of 7.1% from the third quarter of 2018 and 7.4% from the first nine months of 2018. Consistent with our target of increasing dividends between 7 to 10% in the near term, the Board declared a fourth quarter dividend of $0.5825 per share on the issued and outstanding Common Shares, payable on January 2, 2020, to shareholders of record at the close of business on December 11, 2019. The fourth quarter dividend increased by $0.0375 per share or 6.9% from the $0.5450 per share dividend declared one year earlier, consistent with our multi-year dividend growth program described in Section 4.3 Liquidity and capital resources.

Liquidity and capital resource highlights

•                  Net debt to EBITDA — excluding restructuring and other costs ratio was 3.05 times at September 30, 2019, up from 2.54 times at September 30, 2018, as the increase in net debt, partly attributed to the acquisition of spectrum licences, and which includes the $1.6 billion recognition of lease liabilities upon the application of IFRS 16, exceeded the effect of the increase in EBITDA — excluding restructuring and other costs (including that the transition method for IFRS 16 has currently only included nine months’ effect on the trailing EBITDA). As at September 30, 2019, the acquisition of spectrum licences increased the ratio by approximately 0.22; the implementation of IFRS 16 had the combined effect of increasing the ratio by approximately 0.17; and business acquisitions over the last 12 months increased the ratio by approximately 0.06. (See Section 4.3 Liquidity and capital resources and Section 7.5 Liquidity and capital resource measures.)

•                  Cash provided by operating activities increased by $82 million in the third quarter of 2019, primarily due to other operating working capital changes and growth in EBITDA, partly offset by higher restructuring and other costs disbursements, net of expense and Shares settled from Treasury, as well as increased income taxes paid. In the first nine months of 2019, Cash provided by operating activities decreased by $12 million, largely attributed to increased income tax payments which mainly reflected a higher final income tax payment of $270 million, in the first quarter of 2019, for the 2018 income tax year; higher restructuring and other costs disbursements, net of expense and Shares settled from Treasury; and increased interest paid. All of these were partially offset by other operating working capital changes and growth in EBITDA. Additionally, repayments of lease liabilities under IFRS 16 increased Cash provided by operating activities by $38 million in the third quarter of 2019 and $165 million in the first nine months of 2019, as described in Section 7.2 Cash provided by operating activities.

•                  Cash used by investing activities increased by $250 million in the third quarter of 2019 primarily attributed to the non-recurring real estate joint venture receipts, net of advances arising from the sale of TELUS Garden recorded in the third quarter of 2018. In the first nine months of 2019, Cash used by investing activities increased by $1,085 million, largely attributed to the cash payment for the 600 MHz spectrum acquisition of $931 million, in addition to the non-recurring real estate joint venture receipts, net of advances. Acquisitions increased by $126 million in the third quarter of 2019 and $63 million in the first nine months of 2019 as we made larger cash payments for business acquisitions in both of those periods. Capital expenditures decreased by $14 million in the third quarter of 2019 and $39 million in the first nine months of 2019, primarily due to the timing of our fibre build activities, partially offset by increased 5G investments which began in the fourth quarter of 2018. We have made TELUS PureFibre available to approximately 67% of our broadband footprint at September 30, 2019. (See Section 7.3 Cash used by investing activities.)

•                  Cash used by financing activities decreased by $571 million in the third quarter of 2019 and $1,129 million in the first nine months of 2019, primarily reflecting increased issues of long-term debt, net of redemptions. (See Section 7.4 Cash (used) provided by financing activities.)

•                  Free cash flow increased by $17 million in the third quarter of 2019, largely from higher Adjusted EBITDA and the timing of device subsidy repayments and associated revenue recognition, including the introduction of TELUS Easy Payment device financing, partially offset by increased income taxes paid and interest paid. Free cash flow decreased by $278 million in the first nine months of 2019, resulting primarily from increased income tax payments which mainly reflected a higher final income tax payment of $270 million, in the first quarter of 2019, for the 2018 income tax year as described in Cash provided by operating activities, and increased interest paid. The free cash flow decrease in the first nine months of 2019 was partly offset by higher Adjusted EBITDA, lower capital expenditures and the timing of device subsidy repayments and associated revenue recognition. Our definition of free cash flow is unaffected by accounting changes that do not impact cash, such as IFRS 15 and IFRS 16. (See calculation in Section 11.1 Non-GAAP and other financial measures.)

2.              Core business and strategy

Our core business and our strategic imperatives were described in our 2018 annual MD&A.

3.              Corporate priorities for 2019

Our annual corporate priorities are used to advance our long-term strategic imperatives and address near-term opportunities and challenges. The following table provides a discussion of activities and initiatives that relate to our 2019 corporate priorities.

Honouring our customers, communities and social purpose by our team delivering on our brand promise

•                  Received the BEST Award for excellence in employee learning and development from the Association for Talent Development for the 14th consecutive year.

•                  In August 2019, our TELUS Wise® happiness workshop became available online, coinciding with the start of the new school year. The workshop engages teens in grades 9 through 12 in a conversation about building and maintaining a healthy relationship with technology and offers tips on ensuring resiliency and well-being in our connected world.

•                  In September 2019, we were recognized for corporate social responsibility by being named to the Dow Jones Sustainability North American Index for the 19th consecutive year. Additionally, we were named to the Dow Jones Sustainability World Index for the fourth year in a row, one of only nine telecommunications companies globally and the only North American telecommunications company in the World Index this year.

•                  During the quarter, we launched unlimited home Internet data across all speed tiers available to new and renewing customers. Western Canadians can enjoy the freedom of unlimited home Internet data bringing peace of mind to customers without worrying about data overages.

•                  In the third quarter, we launched our integrated Pride campaign, promoting and celebrating our long-standing commitment to fostering a diverse and inclusive culture under our TELUS #ShareLove platform. Throughout the summer, more than 1,650 TELUS and Koodo team members, friends and family marched in nearly 20 Pride celebrations across Canada, and we reached more than 41,000 customers nationally at various TELUS-sponsored Pride events and regional Pride festivals.

Leveraging our broadband networks to drive TELUS’ growth

•                  During the quarter, we launched TELUS Home Assistant powered by Google, a platform that gives TELUS Optik TV customers the ability to control their entertainment experience hands-free using voice commands, at no additional cost.

•                  Upon the opening of the O-Train Confederation line in Ottawa in September 2019, we commenced providing free Wi-Fi service in three downtown, underground Line 1 stations’ platforms and door-to-door cellular service, including through the downtown tunnel. The continuous cellular connection between stations and in the tunnel ensures that customers will not miss calls or be disconnected during their time underground.

•                  In September 2019, we entered into a long-term arrangement with Zú, a Montreal-based organization with the mission to develop leading-edge innovative projects in the entertainment sector, to launch an experimental 5G laboratory entirely dedicated to the creative and entertainment industry.

•                  In September 2019, we launched our TELUS IoT Shop, a self-serve online portal that enables businesses to easily purchase and manage prepaid Internet of Things (IoT) connectivity. Ideal for businesses such as start-ups and developer labs, the TELUS IoT Shop makes it easy for them to connect their IoT devices to our network.

•                  We reached a reciprocal roaming agreement with AT&T in September 2019. For customers on a qualifying rate plan, this agreement will allow their IoT devices to roam in the U.S.

•                  In Opensignal’s Mobile Network Experience: Canada Report (August 2019), we won the top spot in four awards (4G Availability, Video Experience, Download Speed Experience and Latency Experience) and tied for number one in the fifth award (Upload Speed Experience). We were also the first Canadian operator to surpass the 90% milestone in 4G Availability.

•                  According to PCMag’s Fastest Mobile Network Canada 2019 report released in September 2019, we were named as having the fastest mobile network nationally, for the third consecutive year. We were also ranked as having the fastest network in certain markets across Canada including Victoria, Calgary, Edmonton, Regina, Winnipeg, Toronto, Ottawa, Montreal, Quebec City, Saint John, Halifax and Prince Edward Island. Additionally, TELUS was recognized as having the best wireless plan in Canada.

•                  Based on second quarter 2019 to third quarter 2019 data from Ookla’s Speedtest Intelligence, we were recognized as the fastest mobile operator in Canada, while Canada as a country ranked fourth in the world for average mobile download speed.

•                  Following our completion of construction of a new cell tower in the Village of Port Clements on Haida Gwaii, residents, visitors and local businesses have access to high-speed wireless voice and Internet services over 4G LTE for the first time.

Fuelling our future through recurring efficiency gains

•                  We are continuing to focus on the expansion of customer self-serve adoption, which benefits both client satisfaction and company productivity, through virtual assistants and digital platforms, while improving team member productivity by utilizing robotic process automation.

•                  We have established an ongoing program that integrates our acquisitions, evolves stakeholder relationships, and simplifies our business. This program improves our overall organizational efficiency while driving cost savings and working capital benefits to be re-invested in our customers first strategy.

•                  In 2019, we undertook three debt offerings of $1.0 billion, US$500 million and $800 million, respectively. These offerings lowered our weighted average cost of long-term debt and increased our average term-to-maturity, providing us with additional flexibility to manage and grow our business.

•                  With our Peace of Mind™ rate plans and TELUS Easy Payment® device financing options, in addition to our TELUS Family Discounts, we have streamlined our suite of offerings. This simplification has made it easier for our customers to select what they want and for our team members to assist our customers, instead of choosing between voluminous market-wide offerings, saving time and effort.

Driving emerging opportunities to build scale in TELUS Health and TELUS International

•                  We continue to build scale in TELUS Health through expanded services for existing customers, business acquisitions and strategic partnerships to facilitate demonstrated speed-to-market, and as our complementary ecosystems result in efficiencies and synergies in an exciting growth market.

•                  Leveraging Xavient Digital, TELUS International continues to enhance its next-generation digital solutions including artificial intelligence, robotic process automation, big data and analytics in order to meet the digital transformation needs of fast-growing tech, fintech and financial services, games, travel and hospitality, telecom and healthcare industries.

•                  Opening a sixth site in Manila, Philippines, expanding customer care locations in Noida, India, as well as Guatemala City, Guatemala and opening a new delivery centre in Chengdu, China, TELUS International continues to expand its global customer experience and digital IT operations to meet the geographical, digital and language support demands of its growing global customer base.

4.              Capabilities

The forward-looking statements in this section, including statements regarding our dividend growth program and our financial objectives in Section 4.3, are qualified by the Caution regarding forward-looking statements at the beginning of this MD&A.

4.1 Principal markets addressed and competition

For a discussion of our principal markets and an overview of competition, refer to Section 4.1 of our 2018 annual MD&A.

4.2 Operational resources

Wireless

Our mobile phone churn rate (combined postpaid and prepaid) was 1.09% in the third quarter of 2019, despite strong competitive and economic pressures. This speaks to the success of our differentiated customers first culture and our ongoing focus on delivering an outstanding customer experience, combined with attractive new products and services, our retention programs and leading network quality. For a definition of churn, see Section 11.2 of this MD&A.

During the first nine months of 2019, we were the successful auction participant on 12 spectrum licences in Innovation, Science and Economic Development Canada’s 600 MHz auction. As well, we obtained AWS-1 and AWS-3 spectrum licences in Northern Ontario. Additionally, we obtained the use of AWS-4 spectrum licences from the original licensee.

Since mid-2013, we have invested more than $4.9 billion to acquire wireless spectrum licences in spectrum auctions and other transactions. This has more than doubled our national spectrum holdings in support of our top corporate priority to put customers first. Wireless data consumption has been increasing rapidly and we have responded by investing to extend the capacity of our leading network quality to support the additional data consumption and growth in our wireless subscriber base in a geographically diverse country. This includes investments in wireless small cells connected to our fibre technology to improve coverage and capacity and to prepare for a more efficient and timely evolution to 5G wireless services.

As at September 30, 2019, our 4G LTE technology covered 99% of Canada’s population, consistent with September 30, 2018. Furthermore, we have continued to invest in the roll-out of our LTE advanced technology, which covered approximately 93% of Canada’s population at September 30, 2019, up from approximately 92% one year before.

Wireline

We are continuing to invest in our incumbent local exchange carrier (ILEC) urban and rural communities with commitments to deliver broadband technology capabilities to as many Canadians as possible. We are expanding our fibre footprint by connecting more homes and businesses directly to fibre in communities across B.C., Alberta and Eastern Quebec. In addition, we have increased broadband Internet speeds, expanded our IP TV video-on-demand library and high-definition content, including 4K TV and 4K HDR capabilities, and enhanced the marketing of data products and bundles resulting in improved churn rates. Our fibre technology is also an essential component of our wireless access technology and will enable 5G deployment in the future as referenced above. Our home and business smart technology lines of business integrate security and safety monitoring with smart devices.

As at September 30, 2019, our high-speed broadband footprint covered approximately 3.2 million households and businesses in B.C., Alberta and Eastern Quebec, including approximately 2.14 million households and businesses covered with fibre-optic cable (representing approximately 67% of our total high-speed broadband footprint), which provides these premises with immediate access to our fibre-optic technology. This is up from approximately 1.74 million households and businesses in the third quarter of 2018.

4.3 Liquidity and capital resources

Capital structure financial policies

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In the management of capital and in its definition, we include Common Share equity (excluding Accumulated other comprehensive income), Long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with Long-term debt items, net of amounts recognized in Accumulated other comprehensive income), Cash and temporary investments, and short-term borrowings arising from securitized trade receivables.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to holders of Common Shares, purchase Common Shares for cancellation pursuant to normal course issuer bid (NCIB) programs, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics, and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

We monitor capital utilizing a number of measures, including our net debt to EBITDA — excluding restructuring and other costs ratio, coverage ratios and dividend payout ratios. (See definitions in Section 11.1 Non-GAAP and other financial measures.)

Financing and capital structure management plans

Report on financing and capital structure management plans

Pay dividends to the holders of Common Shares under our multi-year dividend growth program

•                  In May 2019, we announced our intention to target ongoing semi-annual dividend increases, with the annual increase in the range of 7 to 10% from 2020 through to the end of 2022, thereby extending the policy first announced in May 2011. Notwithstanding this target, dividend decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook on a quarterly basis. (See Section 7.5 Liquidity and capital resource measures.) There can be no assurance that we will maintain a dividend growth program or that it will be unchanged through 2022. (See Caution regarding forward-looking statements — Ability to sustain our dividend growth program through 2022 and Section 10.7 Financing, debt requirements and returning cash to shareholders in our 2018 annual MD&A.)

•                  On November 6, 2019, the Board declared a fourth quarter dividend of $0.5825 per share, payable on January 2, 2020, to shareholders of record at the close of business on December 11, 2019. The fourth quarter dividend for 2019 reflects a cumulative increase of $0.0375 per share or 6.9% from the $0.5450 per share dividend declared one year earlier.

•                  During the three-month and nine-month periods ending September 30, 2019, our dividend reinvestment and share purchase (DRISP) plan trustee purchased shares from Treasury for the DRISP plan, instead of acquiring Common Shares in the stock market, for $23 million and $68 million, respectively, with no discount applicable. Effective with the dividends paid on October 1, 2019, we offered Common Shares from Treasury at a discount of 2%. For the dividends paid on October 1, 2019, the DRISP participation rate, calculated as the DRISP investment of $114 million (including the employee share purchase plan) as a percentage of gross dividends, was approximately 34%.

Purchase Common Shares

•                  During the three-month and nine-month periods ended September 30, 2019, and up to the date of this MD&A, we did not purchase or cancel any shares pursuant to our NCIB.

Use proceeds from securitized trade receivables (Short-term borrowings), bank facilities and commercial paper as needed, to supplement free cash flow and meet other cash requirements

•                  Our issued and outstanding commercial paper was $760 million at September 30, 2019, all of which was denominated in U.S. dollars (US$574 million), compared to $774 million (US$569 million) at December 31, 2018, and $769 million (US$594 million) at September 30, 2018.

•                  Our net draws on the TELUS International (Cda) Inc. credit facility were US$305 million at September 30, 2019, compared to US$313 million at December 31, 2018, and US$325 million at September 30, 2018. The credit facility is non-recourse to TELUS Corporation.

•                  Proceeds from securitized trade receivables were $100 million at September 30, 2019 (unchanged from December 31, 2018 and September 30, 2018).

Maintain compliance with financial objectives

•                  Maintain investment grade credit ratings in the range of BBB+ or the equivalent — On November 7, 2019, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range. (See Section 7.8 Credit ratings.)

•                  Net debt to EBITDA — excluding restructuring and other costs ratio of 2.00 to 2.50 times — As measured at September 30, 2019, this ratio was 3.05 times, outside of the objective range, primarily due to the acquisition of spectrum licences, the application of IFRS 16 effective January 1, 2019 (including that the transition method for IFRS 16 has currently only included nine months’ effect on the trailing EBITDA), and business acquisitions. Given the cash demands of the recent 2019 and upcoming spectrum auctions, the assessment of the guideline and return to the objective range remains to be determined; however, it is our intent to return to a ratio below 2.50 times in the medium term (following upcoming spectrum auctions), consistent with our long-term strategy. (See Section 7.5 Liquidity and capital resource measures.)

•                  Dividend payout ratio of 65 to 75% of net earnings per share for 2019 on a prospective basis — Our objective range is on a prospective basis through 2019. The dividend payout ratio we present in this MD&A is a historical measure utilizing the last four quarters of dividends declared and earnings per share, and is disclosed for illustrative purposes in evaluating our target guideline. As at September 30, 2019, the historical ratio of 77% and the adjusted historical ratio of 84% exceeded the objective range. So as to be consistent with the way we manage our business, we have revised our target guideline, effective January 1, 2020, to be calculated as 60 to 75% of free cash flow on a prospective basis. (See Section 7.5 Liquidity and capital resource measures.)

•                  Generally maintain a minimum of $1 billion in unutilized liquidity — As at September 30, 2019, our unutilized liquidity on a consolidated basis was approximately $2.1 billion. (See Section 7.6 Credit facilities.)

4.4 Changes in internal control over financial reporting

Disclosure controls and procedures

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

5.              Discussion of operations

This section contains forward-looking statements, including those with respect to mobile phone average billing per subscriber per month (ABPU) and mobile phone average revenue per subscriber per month (ARPU) growth, wireless trends regarding loading and retention spending, equipment margins, Internet subscriber growth and various future trends. There can be no assurance that we have accurately identified these trends based on past results or that these trends will continue. See Caution regarding forward-looking statements at the beginning of this MD&A.

5.1 General

A significant judgment we make is in respect of distinguishing between our wireless and wireline operations and cash flows (and this extends to allocations of both direct and indirect expenses and capital expenditures). The clarity of such distinction has been increasingly affected by the convergence and integration of our wireless and wireline telecommunications infrastructure and technology. The continued build-out of our technology-agnostic fibre-optic infrastructure, in combination with converged edge network technology, has significantly affected this judgment, as has the commercialization of fixed-wireless telecommunications solutions for customers and the consolidation of our non-customer facing operations. As a result, it has become increasingly difficult and impractical to objectively and clearly distinguish between our wireless and wireline operations and cash flows, and the assets from which those cash flows arise. As we do not currently aggregate operating segments, our reportable segments as at September 30, 2019, are also wireless and wireline. Segmented information in Note 5 of the interim consolidated financial statements is regularly reported to our Chief Executive Officer (CEO) (our chief operating decision-maker).

We applied IFRS 16 with a transition date of January 1, 2019. As noted in Section 1.1, upon the application of IFRS 16, we did not retrospectively adjust amounts reported for periods prior to fiscal 2019. Refer to Note 2 of the interim consolidated financial statements for further information.

5.2 Summary of consolidated quarterly results and trends

Summary of quarterly results

($ millions, except per share amounts)	2019 Q3	2019 Q2	2019 Q1	2018 Q4	2018 Q3	2018 Q2	2018 Q1	2017 Q4
Operating revenues[1]	3,697	3,597	3,506	3,764	3,774	3,453	3,377	3,541
Operating expenses
Goods and services purchased[2,3]	1,502	1,466	1,421	1,784	1,685	1,491	1,408	1,635
Employee benefits expense[2]	761	758	706	745	740	711	700	683
Depreciation and amortization	649	633	617	586	572	559	550	564
Total operating expenses	2,912	2,857	2,744	3,115	2,997	2,761	2,658	2,882
Operating income	785	740	762	649	777	692	719	659
Financing costs before long-term debt prepayment premium	173	189	168	159	162	150	156	144
Long-term debt prepayment premium	28	—	—	—	34	—	—	—
Income before income taxes	584	551	594	490	581	542	563	515
Income taxes	144	31	157	122	134	145	151	161
Net income	440	520	437	368	447	397	412	354
Net income attributable to Common Shares	433	517	428	357	443	390	410	353
Net income per Common Share:
Basic earnings per share (EPS)	0.72	0.86	0.71	0.60	0.74	0.66	0.69	0.59
Adjusted basic EPS[4]	0.76	0.69	0.75	0.69	0.74	0.70	0.73	0.66
Diluted EPS	0.72	0.86	0.71	0.60	0.74	0.66	0.69	0.59
Dividends declared per Common Share	0.5625	0.5625	0.5450	0.5450	0.5250	0.5250	0.5050	0.5050
Additional information:
EBITDA[4]	1,434	1,373	1,379	1,235	1,349	1,251	1,269	1,223
Restructuring and other costs[3,4]	29	29	36	75	173	35	34	54
Non-recurring gains and equity income (non-recurring losses and equity losses) related to real estate joint ventures	—	—	—	—	171	—	—	(2)
MTS net recovery[5]	—	—	—	—	—	—	—	21
Adjusted EBITDA[4]	1,463	1,402	1,415	1,310	1,351	1,286	1,303	1,258
Cash provided by operating activities	1,148	1,160	790	948	1,066	1,206	838	979
Free cash flow[4]	320	324	153	122	303	329	443	274

(1)         In the third quarter of 2018, we recorded equity income related to real estate joint ventures of $171 million arising from the sale of TELUS Garden.

(2)         Goods and services purchased and Employee benefits expense amounts include restructuring and other costs.

(3)         In the third quarter of 2018, we recorded a donation to the TELUS Friendly Future Foundation of $118 million as part of other costs.

(4)         See Section 11.1 Non-GAAP and other financial measures.

(5)         Refer to our 2018 annual MD&A for definition.

Trends

The trend of year-over-year increases in consolidated revenue reflects: (i) wireless network revenue generated from growth in our subscriber base; (ii) growth in wireline service revenue, including customer care and business services (CCBS) revenues, Internet and third wave data services revenues, health revenues, TV revenues, and home and business smart technology (including security) revenues; and (iii) general increase in equipment revenues. Increased wireline data service revenue also includes revenues from business acquisitions. Increased Internet and TV service revenues are being generated by subscriber growth and higher Internet revenue per customer. For additional information on wireless and wireline revenue and subscriber trends, see Section 5.4 Wireless segment and Section 5.5 Wireline segment.

The trend of year-over-year increases in Goods and services purchased, excepting the effects of the application of IFRS 16 first evidenced in the first quarter of 2019, reflects higher wireless equipment expenses associated with higher-value smartphones in the sales mix and a general increase in new contracts; increases in external labour expenses to support growth in both our subscriber base and business acquisitions; and increased wireline TV costs of sales associated with a growing subscriber base.

In the third quarter of 2018, Operating revenues include equity income related to real estate joint ventures of $171 million arising from the sale of TELUS Garden. Additionally in the third quarter of 2018, Goods and services purchased include a non-recurring $118 million charitable donation to the TELUS Friendly Future Foundation.

The trend of year-over-year increases in net Employee benefits expense reflects increases in the number of employees resulting from business acquisitions, including those supporting CCBS revenue growth, expansion of our health offerings and growth in our other complementary businesses. This was partly offset by moderating salaries expense resulting from reductions in the number of full-time equivalent (FTE) domestic employees, excluding business acquisitions, related to cost efficiency and effectiveness programs. In the fourth quarter of 2016, there was an immediately vesting transformative compensation expense, which was a one-time payment in lieu of wage increases for the period July 1, 2016 to December 31, 2018; we will experience year-over-year increases in net Employee benefits expense in 2019 related to 2019 compensation increases.

The trend of year-over-year increases in Depreciation and amortization reflects increases due to growth in capital assets, which is supporting the expansion of our broadband footprint, including our generational investment to connect homes and businesses to TELUS PureFibre and enhanced LTE technology coverage, and growth in business acquisitions. The investments in our fibre-optic technology also support our small-cell technology strategy to improve coverage and capacity while preparing for a more efficient and timely evolution to 5G. Depreciation and amortization under the application of IFRS 16 are higher than would have been the case prior to IFRS 16.

The trend of year-over-year increases in Financing costs reflects an increase in long-term debt outstanding, mainly associated with our investments in fibre and wireless technology, and our business acquisitions. Financing costs include a long-term debt prepayment premium of $28 million in the third quarter of 2019 and $34 million in the third quarter of 2018. Moreover, Financing costs are net of capitalized interest related to spectrum licences acquired during the 600 MHz wireless spectrum auction, which we expect to deploy into our existing network in future periods. Financing costs also includes Interest accretion on provisions (asset retirement obligations and written put options) and Employee defined benefit plans net of interest expense. Additionally, for the eight periods shown, Financing costs include varying amounts of foreign exchange gains or losses and varying amounts of interest income. Under the application of IFRS 16, commencing in 2019, Financing costs are higher than would have been the case prior to IFRS 16, driven by interest on lease liabilities.

The trend in Net income reflects the items noted above, as well as non-cash adjustments arising from substantively enacted income tax changes and adjustments recognized in the current periods for income taxes of prior periods. Historically, the trend in basic EPS has been impacted by the same trends as Net income and can also be impacted by share purchases under our normal course issuer bid (NCIB) programs. While a 12-month program is currently in place, there have been no purchases under the program, which commenced in January 2019.

The general trend of year-over-year decreases in Cash provided by operating activities reflects higher year-over-year income taxes paid, including a higher final income tax payment of $270 million, in the first quarter of 2019, for the 2018 income tax year, and higher interest payments arising from increases in debt outstanding and year-over-year variances in fixed-term interest rates. Cash provided by operating activities was impacted by IFRS 16, which prospectively results in the principal component of lease payments being reflected as a financing activity. The general trend of year-over-year increases in free cash flow reflects the above factors affecting Cash provided by operating activities, except that the implementation of IFRS 16 (and the implementation of IFRS 15 on January 1, 2018) does not affect the free cash flow amount determined. For further discussion on these trends, see Section 5.4 Wireless segment and Section 5.5 Wireline segment.

5.3 Consolidated operations

The following is a discussion of our consolidated financial performance. Segment information in Note 5 of the interim consolidated financial statements is regularly reported to our CEO. We discuss the performance of our segments in Section 5.4 Wireless segment and Section 5.5 Wireline segment.

Operating revenues

	Third quarters ended September 30			Nine-month periods ended September 30
($ in millions)	2019	2018	Change	2019	2018	Change
Service	3,138	3,029	3.6%	9,244	8,868	4.2%
Equipment	549	562	(2.3)%	1,519	1,514	0.3%
Revenues arising from contracts with customers	3,687	3,591	2.7%	10,763	10,382	3.7%
Other operating income[1]	10	183	(94.5)%	37	222	(83.3)%
Operating revenues[1]	3,697	3,774	(2.0)%	10,800	10,604	1.8%

(1)         Includes equity income related to real estate joint ventures of $171 million arising from the sale of TELUS Garden recorded in the third quarter of 2018. Excluding the effect of this third quarter 2018 equity income, operating revenues increased by 2.6% in the third quarter of 2019 and 3.5% in the first nine months of 2019.

Consolidated operating revenues decreased by $77 million in the third quarter of 2019 and increased by $196 million in the first nine months of 2019. Excluding the effect of the non-recurring third quarter 2018 equity income related to real estate joint ventures arising from the sale of TELUS Garden of $171 million, consolidated operating revenues increased by $94 million in the third quarter of 2019 and $367 million in the first nine months of 2019.

•                  Service revenues increased by $109 million in the third quarter of 2019 and $376 million in the first nine months of 2019, reflecting growth in wireless network revenue and wireline data services, partly offset by the continuing declines in wireline legacy voice and legacy data service revenues. Wireless network revenue increases reflect a growing wireless subscriber base. The increase in wireline data service revenue reflects increased CCBS revenue growth, as well as increases in Internet and third wave data services from subscriber growth and higher Internet revenue per customer, health revenues, TV revenue from subscriber growth and revenues from our home and business smart technology (including security) lines of business, partly offset by decreased legacy data service revenues.

•                  Equipment revenues decreased by $13 million in the third quarter, reflecting lower wireless volumes and lower wireline data and voice equipment sales. In the first nine months of 2019, equipment revenues increased by $5 million, primarily due to increased wireless revenue mainly from greater volumes of higher-value smartphones in the sales mix.

•                  Other operating income decreased by $173 million in the third quarter of 2019 and $185 million in the first nine months of 2019, primarily due to non-recurrence of equity income related to real estate joint ventures arising from the sale of TELUS Garden of $171 million in the third quarter of 2018.

Operating expenses

	Third quarters ended September 30			Nine-month periods ended September 30
($ in millions)	2019	2018	Change	2019	2018	Change
Goods and services purchased[1]	1,502	1,685	(10.9)%	4,389	4,584	(4.3)%
Employee benefits expense	761	740	2.8%	2,225	2,151	3.4%
Depreciation	489	419	16.7%	1,429	1,241	15.1%
Amortization of intangible assets	160	153	4.6%	470	440	6.8%
Operating expenses[1]	2,912	2,997	(2.8)%	8,513	8,416	1.2%

(1)         Includes a donation to the TELUS Friendly Future Foundation of $118 million recorded in other costs in the third quarter of 2018. Excluding the effect of this third quarter 2018 donation, operating expenses increased by 1.1% in the third quarter of 2019 and 2.6% in the first nine months of 2019.

Consolidated operating expenses decreased by $85 million in the third quarter of 2019 and increased by $97 million in the first nine months of 2019. Excluding the effect of the non-recurring third quarter 2018 donation to the TELUS Friendly Future Foundation of $118 million, consolidated operating expenses increased by $33 million in the third quarter of 2019 and $215 million in the first nine months of 2019.

•                  Goods and services purchased decreased by $183 million in the third quarter of 2019 and $195 million in the first nine months of 2019, primarily caused by the non-recurrence of a $118 million donation to the TELUS Friendly Future Foundation in the third quarter of 2018. Excluding the effect of the donation, Goods and services purchased decreased by $65 million in the third quarter of 2019 and $77 million in the first nine months of 2019, driven by the application of IFRS 16 in both periods. In the first nine months of 2019, the decrease in Goods and services purchased was partially offset by higher wireline product costs associated with health services, higher external labour costs to support a growing subscriber base, higher administrative and other costs supporting CCBS revenue growth and related to business acquisitions, increased non-labour-related restructuring and other costs related to efficiency initiatives, higher TV content costs and higher equipment sales expenses mainly from higher-value smartphones in the sales mix. Under the new IFRS 16 accounting standard, depreciation of right-of-use lease assets and financing costs arising from lease liabilities are not part of Goods and services purchased and we did not retrospectively adjust amounts reported for periods prior to fiscal 2019. As a result, the impact of IFRS 16 on Goods and services purchased is a decrease of $64 million in the third quarter of 2019 and $213 million in the first nine months of 2019.

•                  Employee benefits expense increased by $21 million in the third quarter of 2019 and $74 million in the first nine months of 2019, primarily due to higher compensation and benefit costs resulting from an increase in the number of employees supporting CCBS revenue growth, business acquisitions, and a net increase in domestic internal labour costs arising from compensation increases partially offset by a decrease in the number of domestic FTEs excluding business acquisitions. This Employee benefits expense increase was partly offset by lower share-based compensation, higher capitalized labour costs and lower labour-related restructuring and other costs.

•                  Depreciation increased by $70 million in the third quarter of 2019 and $188 million in the first nine months of 2019, primarily due to the application of IFRS 16. Under the new accounting standard, depreciation of right-of-use lease assets is recognized, largely related to our real estate leases (including cell site leases and retail store leases), and we did not retrospectively adjust amounts reported for periods prior to fiscal 2019. As a result, the impact of IFRS 16 on Depreciation was an increase of $42 million in the third quarter of 2019 and $136 million in the first nine months of 2019. Total Depreciation also increased due to growth in capital assets over the last 12 months, including our expanded fibre footprint and business acquisitions.

•                  Amortization of intangible assets increased by $7 million in the third quarter of 2019 and $30 million in the first nine months of 2019, reflecting higher expenditures associated with the intangible asset base over the last 12 months, including those arising from business acquisitions.

Operating income

	Third quarters ended September 30			Nine-month periods ended September 30
($ in millions)	2019	2018	Change	2019	2018	Change
Wireless EBITDA[1] (See Section 5.4)	970	921	5.3%	2,797	2,601	7.5%
Wireline EBITDA[2] (See Section 5.5)	464	428	8.4%	1,389	1,268	9.5%
EBITDA[3]	1,434	1,349	6.3%	4,186	3,869	8.2%
Depreciation and amortization (discussed above)	(649)	(572)	13.5%	(1,899)	(1,681)	13.0%
Operating income[3]	785	777	1.0%	2,287	2,188	4.5%

(1)         Includes equity income related to real estate joint ventures allocated to the wireless segment of $85 million (50% of the total of $171 million) arising from the sale of TELUS Garden recorded in the third quarter of 2018. Also includes a donation to the TELUS Friendly Future Foundation allocated to the wireless segment of $59 million (50% of the total of $118 million) recorded in other costs in the third quarter of 2018. Excluding the effects of this third quarter 2018 equity income and donation, wireless EBITDA increased by 8.4% in the third quarter of 2019 and 8.6% in the first nine months of 2019.

(2)         Includes equity income allocated to the wireline segment of $86 million (50% of the total of $171 million) described in footnote 1. Also includes a donation allocated to the wireline segment of $59 million (50% of the total of $118 million) described in footnote 1. Excluding the effects of this third quarter 2018 equity income and donation, wireline EBITDA increased by 15.7% in the third quarter of 2019 and 11.9% in the first nine months of 2019.

(3)         Includes equity income related to real estate joint ventures of $171 million described in footnote 1. Also includes a donation of $118 million described in footnote 1. Excluding the effects of this third quarter 2018 equity income and donation, consolidated EBITDA increased by 10.6% in the third quarter of 2019 and 9.7% in the first nine months of 2019, and Operating income increased by 8.4% in the third quarter of 2019 and 7.1% in the first nine months of 2019.

Operating income increased by $8 million in the third quarter of 2019 and $99 million in the first nine months of 2019, while EBITDA increased by $85 million in the third quarter of 2019 and $317 million in the first nine months of 2019. Excluding the effects of non-recurring third quarter 2018 equity income related to real estate joint ventures arising from the sale of TELUS Garden of $171 million and the third quarter 2018 donation to the TELUS Friendly Future Foundation of $118 million, Operating income increased by $61 million in the third quarter of 2019 and $152 million in the first nine months of 2019, while EBITDA increased by $138 million in the third quarter of 2019 and $370 million in the first nine months of 2019. These increases reflect higher wireless network revenue growth driven by a growing subscriber base and higher wireless equipment margins, in addition to growth in wireline data service margins and a higher EBITDA contribution from our CCBS and health businesses, and the effects of implementing IFRS 16. These factors were partly offset by declines from wireline legacy voice and legacy data services.

Adjusted EBITDA

	Third quarters ended September 30			Nine-month periods ended September 30
($ in millions)	2019	2018	Change	2019	2018	Change
Wireless Adjusted EBITDA (See Section 5.4)	976	912	7.0%	2,817	2,609	8.0%
Wireline Adjusted EBITDA (See Section 5.5)	487	439	10.9%	1,463	1,331	9.9%
Adjusted EBITDA	1,463	1,351	8.3%	4,280	3,940	8.6%

Adjusted EBITDA increased by $112 million or 8.3% in the third quarter of 2019 and $340 million or 8.6% in the first nine months of 2019. The increases reflect higher wireless network revenue driven by a growing subscriber base, growth in wireline data service margins, a higher EBITDA contribution from our CCBS and health businesses, and the effects of implementing IFRS 16. These factors were partly offset by declines in wireline legacy voice and legacy data services and a decline in the EBITDA contribution from our legacy business services.

For purposes of our CEO’s (our chief operating decision-maker) assessment of performance during the 2019 fiscal year relative to the fiscal 2018 year, we have simulated IFRS 16 adjustments to the fiscal 2018 results in calculating pro forma results. This IFRS 16 simulation to fiscal 2018 results, which are cash-based proxy adjustments and used by our CEO to assess performance, resulted in pro forma consolidated Adjusted EBITDA growth of approximately 4.1% in the third quarter of 2019 and approximately 4.3% in the first nine months of 2019.

Financing costs

	Third quarters ended September 30			Nine-month periods ended September 30
($ in millions)	2019	2018	Change	2019	2018	Change
Gross interest on long-term debt, excluding lease liabilities	160	152	5.3%	471	447	5.4%
Capitalized long-term debt interest	(9)	—	n/m	(13)	—	n/m
Interest on lease liabilities	18	—	n/m	50	—	n/m
Interest on short-term borrowings and other	1	4	(75.0)%	9	5	80.0%
Interest accretion on provisions	6	6	—%	17	16	6.3%
Long-term debt prepayment premium	28	34	(17.6)%	28	34	(17.6)%
Interest expense	204	196	4.1%	562	502	12.0%
Employee defined benefit plans net interest	1	4	(75.0)%	1	11	(90.9)%
Foreign exchange (gains) losses	(3)	(2)	50.0%	1	(4)	n/m
Interest income	(1)	(2)	(50.0)%	(6)	(7)	(14.3)%
Financing costs	201	196	2.6%	558	502	11.2%

Financing costs increased by $5 million in the third quarter of 2019 and $56 million in the first nine months of 2019, mainly due to the following factors:

•                  Interest expense increased by $8 million in the third quarter of 2019 and $60 million in the first nine months of 2019, resulting from:

•                  Gross interest on long-term debt, excluding lease liabilities, increased by $8 million in the third quarter of 2019 and $24 million in the first nine months of 2019, driven by an increase in average long-term debt balances outstanding in part attributed to the acquisition of spectrum licences, partially offset by a decrease in the effective interest rate. Our weighted average interest rate on long-term debt (excluding commercial paper, the revolving component of the TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) was 3.98% at September 30, 2019, as compared to 4.18% one year earlier. (See Long-term debt issues and repayments in Section 7.4.)

•                  Capitalized long-term debt interest is in respect of debt incurred for the purchase of spectrum licences during the 600 MHz wireless spectrum auction held by Innovation, Science and Economic Development Canada (ISED), which we expect to deploy in our existing network in future periods. Capitalization of long-term debt interest will continue until substantially all of the activities necessary to prepare the spectrum for its intended use are complete.

•                  Interest on lease liabilities of $18 million in the third quarter of 2019 and $50 million in the first nine months of 2019 represents the financing costs increase arising from lease liabilities upon the application of IFRS 16 as we did not retrospectively adjust amounts reported for periods prior to fiscal 2019. This interest on lease liabilities was largely related to our real estate leases (including cell site leases and retail store leases), whereas prior to the application of IFRS 16, these costs would have been accounted for in Goods and services purchased.

•                  Interest on short-term borrowings and other decreased by $3 million in the third quarter of 2019. Interest on short-term borrowings and other increased by $4 million in the first nine months of 2019, due to the draw-down of amounts advanced to us from an arm’s-length securitization trust during the first quarter of 2019, which was then reduced in the second quarter of 2019. (See Long-term debt issues and repayments in Section 7.4.)

•                  Interest accretion on provisions was relatively flat in both the third quarter of 2019 and the first nine months of 2019.

•                  In the third quarter of 2019, we recorded a long-term debt prepayment premium of $28 million related to the early redemption of all our $1.0 billion of senior unsecured 5.05% Notes, Series CH due July 23, 2020. In the third quarter of 2018, we recorded a long-term debt prepayment premium of $34 million before income taxes related to the early redemption of all our $1.0 billion of senior unsecured 5.05% Notes, Series CG.

•                  Employee defined benefit plans net interest decreased by $3 million in the third quarter of 2019 and $10 million in the first nine months of 2019, primarily due to the change in the defined benefit plan surplus as at December 31, 2018, to $57 million (net of plan asset ceiling limit of $263 million), compared to a defined benefit plan deficit of $334 million (net of plan asset ceiling limit of $110 million) one year earlier, partly offset by an increase in the discount rate.

•                  Foreign exchange (gains) losses have fluctuated as a result of movement of the Canadian dollar relative to the U.S. dollar.

•                  Interest income was relatively flat in both the third quarter of 2019 and the first nine months of 2019.

Income taxes

	Third quarters ended September 30				Nine-month periods ended September 30
($ in millions, except tax rates)	2019	2018	Change		2019	2018	Change
Income tax computed at applicable statutory rates	157	157	—%		465	456	2.0%
Revaluation of deferred income tax liability to reflect future income tax rates	(2)	—	n/m		(123)	—	n/m
Adjustments recognized in the current period for income taxes of prior periods	(14)	(4)	n/m		(16)	(4)	n/m
Other	3	(19)	n/m		6	(22)	n/m
Income taxes	144	134	7.5%		332	430	(22.8)%
Income taxes computed at applicable statutory rates (%)	26.9	27.0	(0.1	)pts.	26.9	27.1	(0.2	)pts.
Revaluation of deferred income tax liability to reflect future income tax rates (%)	(0.3)	—	(0.3	)pts.	(7.1)	—	(7.1	)pts.
Adjustments recognized in the current period for income taxes of prior periods (%)	(2.4)	(0.7)	(1.7	)pts.	(0.9)	(0.2)	(0.7	)pts.
Other (%)	0.5	(3.2)	3.7	pts.	0.3	(1.4)	1.7	pts.
Effective tax rate (%)	24.7	23.1	1.6	pts.	19.2	25.5	(6.3	)pts.

Total income tax expense increased by $10 million in the third quarter of 2019 and decreased by $98 million in the first nine months of 2019. The effective tax rate increased from 23.1% to 24.7% in the third quarter of 2019 largely resulting from the lower capital gain rate on the TELUS Garden sale in the third quarter of 2018. The effective tax rate decreased from 25.5% to 19.2% in the first nine months of 2019, predominantly attributed to the revaluation of the deferred income tax liability for the multi-year reduction in the Alberta provincial corporate tax rate that was substantively enacted in the second quarter of 2019.

Comprehensive income

	Third quarters ended September 30			Nine-month periods ended September 30
($ in millions)	2019	2018	Change	2019	2018	Change
Net income	440	447	(1.6)%	1,397	1,256	11.2%
Other comprehensive income (net of income taxes):
Items that may be subsequently reclassified to income	115	9	n/m	93	(41)	n/m
Items never subsequently reclassified to income	2	(10)	n/m	34	52	(34.6)%
Comprehensive income	557	446	24.9%	1,524	1,267	20.3%

Comprehensive income increased by $111 million in the third quarter of 2019, primarily from changes in unrealized fair value of derivatives designated as cash flow hedges. Comprehensive income increased by $257 million in the first nine months of 2019, primarily from increases in Net income as well as changes in unrealized fair value of derivatives designated as cash flow hedges. Items that may subsequently be reclassified to income are composed of changes in the unrealized fair value of derivatives designated as cash flow hedges and foreign currency translation adjustments arising from translating financial statements of foreign operations. Items never subsequently reclassified to income are composed of employee defined benefit plans re-measurement amounts.

5.4 Wireless segment

Wireless trends and seasonality

The historical trend over the last eight quarters in wireless network revenue reflects growth in our subscriber base, as well as higher-value smartphones in the sales mix of gross additions and retention units. There has been a general year-over-year increase in equipment revenues from higher-value smartphones in the sales mix and a higher volume of new contracts, however, this trend is moderating with heightened competitor aggression. The general trend of year-over-year increases in mobile phone subscriber net additions resulted from: the success of our promotions; the effects of market growth arising from a growing population, changing population demographics and an increasing number of customers with multiple devices; and continuous improvements in the speed and quality of our network, combined with our low churn rate, which reflect our focus on customers first initiatives. Our expenditures on network improvements increase capacity and coverage, allowing us to grow revenue through net additions of wireless subscribers. Although there have historically been significant third and fourth quarter seasonal effects that result in increased loading, competitive intensity in both the consumer and business markets, launches of new devices, rate plans, device financing programs, and the strategic decision to focus on margin-accretive loading as contrasted to low or negative-margin tablet loading and non-accretive prepaid-to-postpaid migrations, may impact subscriber addition results and trends for future periods.

Mobile phone ABPU growth has been moderating, primarily due to: (i) carriers offering larger allotments of data and rate plans, which includes plans with bonus data and unlimited data plans, data sharing and international roaming features, and (ii) consumer behavioural response to more frequent customer data usage notifications and offloading of data traffic to increasingly available Wi-Fi hotspots; partly offset by (iii) an increased mix of higher-priced rate plans, in addition to more higher-value smartphones in the sales mix, including impacts from customers financing more of the cost of these devices on our TELUS Easy Payment program and an increased proportion of higher-rate customers in the subscriber mix. As a result of changing industry dynamics, customers have been able to gain access to higher network speeds and larger allotments of data included for a given price point, further limiting mobile phone ABPU expansion. The economic environment, consumer behaviour, the regulatory environment, device selection and other factors also impact mobile phone ABPU, and as a consequence, there can be no assurance that mobile phone ABPU will return to growth in the coming quarters.

The trend of our comparatively low mobile phone blended churn rate reflects our customers first efforts, retention programs and focus on building, maintaining and enhancing our high-quality network. We may experience pressure on our mobile phone blended churn rate if the level of competitive intensity increases (in part due to increased promotional activity), if there is an increase in customers on expired or no contracts (compared to current experience), or due to regulatory changes. Accordingly, our wireless segment historical operating results and trends may not be reflective of results and trends for future periods.

Our connected device subscriber base has been increasing through a combination of our expanded Internet of Things (IoT) offerings and our strategic decision to load less low or negative-margin tablets. IoT technologies are expected to continue their growth and IoT customers, along with other connected device subscribers, will be able to realize greater benefits that are dependent upon 5G deployment.

The trends in wireless EBITDA-based operating metrics have been impacted by our adoption of IFRS 16 effective January 1, 2019, as discussed further in Note 2 of the interim consolidated financial statements.

Wireless operating indicators

As at September 30	2019	2018	Change
Subscribers[1,2] (000s):
Mobile phones[1]	8,663	8,405	3.1%
Mobile connected devices	1,420	1,152	23.3%
Total	10,083	9,557	5.5%
HSPA+ population coverage[3] (millions)	37.0	37.0	—%
LTE population coverage[3] (millions)	36.9	36.9	—%

	Third quarters ended September 30				Nine-month periods ended September 30
	2019	2018	Change		2019	2018	Change
Mobile phones gross additions[2] (000s):	388	366	6.0%		993	939	5.8%
Subscriber net additions[2] (000s):
Mobile phones	111	121	(8.3)%		204	187	9.1%
Mobile connected devices	82	50	64.0%		203	128	58.6%
Total	193	171	12.9%		407	315	29.2%
Mobile phones ABPU, per month[2,4] ($)	75.06	74.71	0.5%		73.57	73.31	0.4%
Mobile phones ARPU, per month[2,4] ($)	61.64	62.34	(1.1)%		60.43	61.22	(1.3)%
Mobile phones churn, per month[2,4] (%)	1.09	1.03	0.06	pts.	1.04	1.04	—	pts.

(1)         Fourth quarter 2018 opening mobile phone subscriber connections have been adjusted to exclude an estimated 23,000 subscribers impacted by the CRTC’s final pro-rating ruling in June 2018, which was effective October 1, 2018.

(2)         Effective for the first quarter of 2019, with retrospective application, we revised our definition of a wireless subscriber and now report mobile phones and mobile connected devices (e.g. tablets, Internet keys, IoT, wearables, connected automobile systems) as separate subscriber bases so as to be consistent with the way we manage our business and to align with global peers. As a result of the change, total subscribers and associated operating statistics (gross additions, net additions, churn, ABPU and ARPU) were adjusted to reflect (i) the movement of certain subscribers from the mobile phones subscriber base to the newly created mobile connected devices subscriber base, and (ii) the inclusion of previously undisclosed IoT and mobile health subscribers in our mobile connected devices subscriber base. For additional information on our subscriber definitions, see Section 11.2 Operating indicators.

(3)         Including network access agreements with other Canadian carriers.

(4)         See Section 11.2 Operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under IFRS-IASB.

Operating revenues — Wireless segment

	Third quarters ended September 30			Nine-month periods ended September 30
($ in millions)	2019	2018	Change	2019	2018	Change
Network revenue	1,578	1,547	2.0%	4,593	4,516	1.7%
Equipment and other service revenues	504	512	(1.6)%	1,386	1,347	2.9%
Revenues arising from contracts with customers	2,082	2,059	1.1%	5,979	5,863	2.0%
Other operating income[1]	4	90	(95.6)%	14	105	(86.7)%
External operating revenues[1]	2,086	2,149	(2.9)%	5,993	5,968	0.4%
Intersegment revenues	13	12	8.3%	40	35	14.3%
Wireless operating revenues[1]	2,099	2,161	(2.9)%	6,033	6,003	0.5%

(1)         Includes equity income related to real estate joint ventures allocated to the wireless segment of $85 million (50% of the total of $171 million) arising from the sale of TELUS Garden recorded in the third quarter of 2018. Excluding the effect of this third quarter equity income, wireless operating revenues increased by 1.1% in the third quarter of 2019 and 1.9% in the first nine months of 2019.

Total wireless operating revenues decreased by $62 million in the third quarter of 2019 and increased by $30 million in the first nine months of 2019. Excluding the effect of the non-recurring third quarter 2018 equity income related to real estate joint ventures arising from the sale of TELUS Garden allocated to the wireless segment of $85 million (50% of the total of $171 million), wireless operating revenues increased by $23 million in the third quarter of 2019 and $115 million in the first nine months of 2019.

Network revenue increased by $31 million or 2.0% in the third quarter of 2019 and $77 million or 1.7% in the first nine months of 2019, reflecting 5.5% growth in the subscriber base over the last 12 months, partly offset by declining mobile phone ARPU as discussed below. Mobile phone ABPU was $75.06 in the third quarter of 2019 and $73.57 in the first nine months of 2019, reflecting increases of $0.35 or 0.5% in the third quarter and $0.26 or 0.4% for the nine-month period. The increases reflect growth from the introduction of our combined TELUS Easy Payment device financing, Peace of Mind endless data plans and TELUS Family Discounts offerings, with customers selecting plans with endless data or larger data buckets and higher-value smartphones in the sales mix, which were partly offset by declines in chargeable data usage and the impact of the competitive environment putting pressure on base rate plan prices in the current and prior periods. Mobile phone ARPU was $61.64 in the third quarter of 2019 and $60.43 in the first nine months of 2019, reflecting decreases of $0.70 or 1.1% for the quarter and $0.79 or 1.3% for the nine-month period, as the declines in chargeable data usage and competitive pressures on base rate plan prices more than offset the increased number of customers selecting plans with endless or larger data buckets.

•                  Mobile phone gross additions were 388,000 in the third quarter of 2019 and 993,000 for the first nine months of 2019, reflecting increases of 22,000 for the quarter and 54,000 for the nine-month period, driven by growth in high-value customer additions, growth in the Canadian population, successful promotions and expanded channels.

•                  Our mobile phone churn rate was 1.09% in the third quarter of 2019 and 1.04% in the first nine months of 2019, as compared to 1.03% in the third quarter of 2018 and 1.04% in the first nine months of 2018. The increase in our mobile phone churn rate during the third quarter of 2019 reflects heightened competitive intensity during the seasonal promotional period and TELUS not matching uneconomic market offers by instead utilizing our innovative TELUS Easy Payment device financing program, Peace of Mind endless data plans, Bring-It-Back™ and TELUS Family Discounts offerings. The increase in the mobile phone churn rate was partially mitigated by our focus on executing customers first initiatives and retention programs, as well as our leading network quality.

•                  Net subscriber additions were 193,000 in the third quarter of 2019 and 407,000 in the first nine months of 2019, compared to 171,000 and 315,000, respectively, in the comparable periods of 2018. Mobile phone net additions decreased by 10,000 in the third quarter of 2019, as higher mobile phone gross additions were offset by higher mobile phone churn, as described above. Mobile phone net additions increased by 17,000 in the first nine months of 2019, driven by higher mobile phone gross additions. We continue to focus on margin accretion growth with the focus away from lower economic loading. Mobile connected device net additions improved by 32,000 in the third quarter of 2019 and 75,000 in the first nine months of 2019, driven by growth in our IoT offerings, including the connected device growth arising from our subscribers expanding their IoT services to their growing customer bases, partly offset by less low or negative-margin tablet loading.

Equipment and other service revenues decreased by $8 million in the third quarter of 2019, due to lower contracted volumes, as customers adapt to the industry introduction of device financing programs which provides transparency into full device costs resulting in customers deferring device upgrade purchases. In the first nine months of 2019, equipment and other service revenues increased by $39 million, due to greater volumes of higher-value smartphones in the sales mix.

Other operating income decreased by $86 million in the third quarter of 2019 and $91 million in the first nine months of 2019, largely resulting from non-recurrence of equity income related to real estate joint ventures arising from the sale of TELUS Garden in the third quarter of 2018, of which 50% of the total $171 million was allocated to each of the wireless and wireline segments. Excluding the effect of this equity income, Other operating income was relatively flat in the third quarter of 2019 and decreased by $6 million in the first nine months of 2019 driven by lower net gains from the sale of property, plant and equipment.

Intersegment revenues represent network services eliminated upon consolidation along with the associated wireline expenses.

Operating expenses — Wireless segment

	Third quarters ended September 30			Nine-month periods ended September 30
($ in millions)	2019	2018	Change	2019	2018	Change
Goods and services purchased:
Equipment sales expenses	481	483	(0.4)%	1,346	1,324	1.7%
Network operating expenses	205	217	(5.5)%	587	624	(5.9)%
Marketing expenses	103	103	—%	293	285	2.8%
Other[1,2]	176	261	(32.6)%	522	653	(20.1)%
Employee benefits expense[1]	164	176	(6.8)%	488	516	(5.4)%
Wireless operating expenses[2]	1,129	1,240	(9.0)%	3,236	3,402	(4.9)%

(1)         Includes restructuring and other costs. See Section 11.1 Non-GAAP and other financial measures.

(2)         Includes a donation to the TELUS Friendly Future Foundation allocated to the wireless segment of $59 million (50% of the total of $118 million) recorded in other costs in the third quarter of 2018. Excluding the effect of this donation, wireless operating expenses decreased by 4.4% in the third quarter of 2019 and 3.2% in the first nine months of 2019.

Wireless operating expenses decreased by $111 million in the third quarter of 2019 and $166 million in the first nine months of 2019. Excluding the effect of the non-recurring third quarter 2018 donation to the TELUS Friendly Future Foundation allocated to the wireless segment of $59 million (50% of the total of $118 million), wireless operating expenses decreased by $52 million in the third quarter of 2019 and $107 million in the first nine months of 2019.

Equipment sales expenses decreased by $2 million in the third quarter of 2019, due to lower volumes, and increased by $22 million in the first nine months of 2019, reflecting higher-value smartphones in the sales mix.

Network operating expenses decreased by $12 million in the third quarter of 2019 and $37 million in the first nine months of 2019, mainly due to the application of IFRS 16.

Marketing expenses were flat in the third quarter of 2019 and increased by $8 million in the first nine months of 2019, primarily due to higher commissions expense.

Other goods and services purchased decreased by $85 million in the third quarter of 2019 and $131 million in the first nine months of 2019, mainly due to the non-recurrence of a donation to the TELUS Friendly Future Foundation in the third quarter of 2018, of which 50% of the total of $118 million was allocated to each of the wireless and wireline segments. Excluding the effect of the donation, Other goods and services purchased decreased by $26 million in the third quarter of 2019 and $72 million in the first nine months of 2019, primarily driven by the application of IFRS 16, cost efficiency programs, and the non-recurrence of higher costs associated with a fourth quarter 2017 aggressive holiday rate plan offer that stimulated significant traffic in the prior year, partly offset by higher external labour.

Employee benefits expense decreased by $12 million in the third quarter of 2019 and $28 million in the first nine months of 2019, primarily due to higher capitalized labour costs and lower labour-related restructuring and other costs, partly offset by higher internal labour costs from compensation increases.

EBITDA — Wireless segment

	Third quarters ended September 30				Nine-month periods ended September 30
($ in millions, except margins)	2019	2018	Change		2019	2018	Change
EBITDA[1]	970	921	5.3%		2,797	2,601	7.5%
Add restructuring and other costs included in EBITDA[2]	6	76	n/m		20	93	n/m
Deduct non-recurring gains and equity income related to real estate joint ventures[3]	—	(85)	n/m		—	(85)	n/m
Adjusted EBITDA[4]	976	912	7.0%		2,817	2,609	8.0%
EBITDA margin (%)	46.2	42.6	3.6	pts.	46.4	43.3	3.1	pts.
Adjusted EBITDA margin[5] (%)	46.5	43.9	2.6	pts.	46.7	44.1	2.6	pts.

(1)         Excluding the third quarter 2018 equity income described in footnote 3 and the third quarter 2018 donation described in footnote 2, EBITDA increased by 8.4% in the third quarter of 2019 and 8.6% in the first nine months of 2019.

(2)         Includes a donation to the TELUS Friendly Future Foundation allocated to the wireless segment of $59 million (50% of the total of $118 million) recorded in other costs in the third quarter of 2018.

(3)         Includes equity income related to real estate joint ventures allocated to the wireless segment of $85 million (50% of the total of $171 million) arising from the sale of TELUS Garden recorded in the third quarter of 2018.

(4)         See description under EBITDA in Section 11.1 Non-GAAP and other financial measures.

(5)         Adjusted EBITDA margin is Adjusted EBITDA divided by Operating revenues, where the calculation of Operating revenues excludes non-recurring gains and equity income related to real estate joint ventures.

Wireless EBITDA increased by $49 million or 5.3% in the third quarter of 2019 and $196 million or 7.5% in the first nine months of 2019. Excluding the effects of the non-recurring third quarter 2018 equity income related to real estate joint ventures arising from the sale of TELUS Garden allocated to the wireless segment of $85 million (50% of the total of $171 million) and the donation to the TELUS Friendly Future Foundation allocated to the wireless segment of $59 million (50% of the total of $118 million), wireless EBITDA increased by $75 million or 8.4% in the third quarter of 2019 and $222 million or 8.6% in the first nine months of 2019. Wireless Adjusted EBITDA increased by $64 million or 7.0% in the third quarter of 2019, reflecting higher network revenue growth driven by a larger subscriber base, savings from cost efficiency programs and the implementation of IFRS 16. Wireless Adjusted EBITDA increased by $208 million or 8.0% in the first nine months of 2019, reflecting higher network revenue growth driven by a larger subscriber base, lower employee benefits expense, savings from cost efficiency programs, higher equipment margins and the implementation of IFRS 16.

Applying a retrospective IFRS 16 simulation to fiscal 2018 results (see Section 5.3), pro forma wireless Adjusted EBITDA growth was approximately 4.0% in the third quarter of 2019 and 4.7% in the first nine months of 2019.

5.5 Wireline segment

Wireline trends

The trend over the last eight quarters of increases in wireline service revenue reflects growth in Internet and third wave data services, CCBS revenues, TV revenues, health revenues, and home and business smart technology (including security) revenues, and is partly offset by declining wireline legacy voice and legacy data revenues. As well, increased wireline data service revenue also includes revenues from business acquisitions. The increases in Internet and TV service revenues are being generated by subscriber growth and higher Internet revenue per customer resulting from upgrades to faster speeds, larger data usage rate plans and expansion of our fibre footprint. We expect continued Internet subscriber base growth as the economy grows and as we continue our investments in expanding our fibre-optic infrastructure, including our pre-positioning for 5G. The total number of TV subscribers has increased as a result of higher net additions from diverse product offerings, fibre expansion and bundled product offerings, combined with our low customer churn rate. Residential voice subscriber losses continue to reflect the ongoing trend of substitution to wireless and Internet-based services, but have been partly mitigated by the success of our bundled service offerings and lower-priced offerings. The trend of declining legacy wireline voice revenues is due to technological substitution, greater use of inclusive long distance coupled with lower long distance minutes used, and intensification of competition in the small and medium-sized business market. The migration of business products and services offerings to IP services and the introduction of new competitors yield inherently lower margins compared to some legacy business products and service offerings.

The trends in wireline EBITDA-based operating metrics have been impacted by our adoption of IFRS 16 effective January 1, 2019, as discussed further in Note 2 of the interim consolidated financial statements.

Wireline operating indicators

At September 30 (000s)	2019	2018	Change
Subscriber connections:
Internet[1]	1,953	1,830	6.7%
TV	1,145	1,069	7.1%
Residential voice	1,216	1,260	(3.5)%
Security[2]	103	68	51.5%
Total wireline subscriber connections[1,2]	4,417	4,227	4.5%

	Third quarters ended September 30			Nine-month periods ended September 30
(000s)	2019	2018	Change	2019	2018	Change
Subscriber connection net additions (losses):
Internet	32	36	(11.1)%	79	87	(9.2)%
TV	19	18	5.6%	52	39	33.3%
Residential voice	(12)	(12)	—%	(32)	(38)	15.8%
Security[2]	14	2	n/m	31	2	n/m
Total wireline subscriber connection net additions	53	44	20.5%	130	90	44.4%

(1)   During the first quarter of 2019, we adjusted cumulative subscriber connections to add approximately 16,000 subscribers from acquisitions undertaken during the quarter.

(2)   Effective for the third quarter of 2019, with retrospective application to the launch of TELUS-branded security services at the beginning of the third quarter of 2018, we have added security subscriber connections to our total wireline subscriber connections.

Operating revenues — Wireline segment

	Third quarters ended September 30			Nine-month periods ended September 30
($ in millions)	2019	2018	Change	2019	2018	Change
Data services	1,266	1,168	8.4%	3,750	3,388	10.7%
Voice services	244	267	(8.6)%	746	825	(9.6)%
Other services and equipment	95	97	(2.1)%	288	306	(5.9)%
Revenues arising from contracts with customers	1,605	1,532	4.8%	4,784	4,519	5.9%
Other operating income[1]	6	93	(93.5)%	23	117	(80.3)%
External operating revenues[1]	1,611	1,625	(0.9)%	4,807	4,636	3.7%
Intersegment revenues	67	52	28.8%	183	154	18.8%
Wireline operating revenues[1]	1,678	1,677	0.1%	4,990	4,790	4.2%

(1)   Includes equity income related to real estate joint ventures allocated to the wireline segment of $86 million (50% of the total of $171 million) arising from the sale of TELUS Garden recorded in the third quarter of 2018. Excluding the effect of this third quarter equity income, wireline operating revenues increased by 5.5% in the third quarter of 2019 and 6.1% in the first nine months of 2019.

Total wireline operating revenues increased by $1 million in the third quarter of 2019 and $200 million in the first nine months of 2019. Excluding the effect of the non-recurring third quarter 2018 equity income related to real estate joint ventures arising from the sale of TELUS Garden allocated to the wireline segment of $86 million (50% of the total of $171 million), wireline operating revenues increased by $87 million in the third quarter of 2019 and $286 million in the first nine months of 2019.

•                  Data services revenues increased by $98 million in the third quarter of 2019 and $362 million in the first nine months of 2019. The increases were driven by: (i) growth in CCBS revenues primarily due to growth in business volumes resulting from expanded services for existing customers as well as customer growth; (ii) increased Internet and third wave data service revenues, reflecting higher revenue per customer as a result of upgrades to faster Internet speeds, larger data usage Internet rate plans and certain rate changes, as well as a 6.7% increase in our Internet subscribers over the last 12 months; (iii) increased health revenues, driven by both business acquisitions and expanded services for existing customers; (iv) revenues from our home and business smart technology (including security) lines of business; and (v) increased TV revenues, reflecting subscriber growth of 7.1% over the last 12 months. This growth was partly offset by the ongoing decline in legacy data service revenues.

•                  Voice services revenues decreased by $23 million in the third quarter of 2019 and $79 million in the first nine months of 2019, reflecting the ongoing decline in legacy voice revenues from technological substitution, greater use of inclusive long distance plans and price plan changes. We experienced a 3.5% decline in residential voice subscribers over the last 12 months, as compared to a 4.0% decline in residential voice subscribers for the 12-month period ended September 30, 2018.

•                  Other services and equipment revenues decreased by $2 million in the third quarter of 2019 and $18 million in the first nine months of 2019, mainly due to lower data and voice equipment sales.

•                  Wireline subscriber connection net additions were 53,000 in the third quarter of 2019 and 130,000 in the first nine months of 2019, reflecting increases of 9,000 and 40,000, respectively, compared to the net additions in the same periods of 2018.

•                  Internet net additions were 32,000 in the third quarter of 2019 and 79,000 in the first nine months of 2019, reflecting decreases of 4,000 for the quarter and 8,000 the nine-month period, compared to the net additions in the respective periods in 2018, as continued net new demand from consumers and businesses, partly due to the launch of our unlimited home Internet data program, was offset by heightened competitive intensity. Our continued focus on connecting more homes and businesses directly to fibre (with TELUS PureFibre available to approximately 67% of our broadband footprint at the end of the third quarter of 2019), expanding and enhancing our addressable high-speed Internet and Optik TV footprint, and bundling these services together contributed to combined Internet and TV subscriber growth of 199,000 over the last 12 months.

•                  TV net additions were 19,000 in the third quarter of 2019 and 52,000 in the first nine months of 2019, reflecting increases of 1,000 for the quarter and 13,000 for the nine-month period compared to the net additions in the respective periods in 2018. The increase for the quarter reflects higher gross additions as a result of our diverse product offerings, partly offset by heightened competitive intensity. The increase for the nine-month period was mainly due to a lower customer churn rate from stronger retention efforts.

•                  Residential voice net losses were limited to 12,000 in the third quarter of 2019 and 32,000 in the first nine months of 2019, as compared to residential voice net losses of 12,000 and 38,000, respectively, in the same periods in 2018. The residential voice subscriber losses continue to reflect the trend of substitution to wireless and Internet-based services, partially mitigated by our expanding fibre footprint and bundled product offerings, and the success of our stronger retention efforts, including lower-priced offerings.

•                  Security net additions were 14,000 in the third quarter of 2019 and 31,000 in the first nine months of 2019, reflecting an increase of 12,000 for the quarter. With the launch of our SmartHome Security and Secure Business lines of business in July 2018, we were able to combine security products and services with enhanced bundling opportunities, which positively impacted security net additions in the third quarter of 2019, and any comparison prior to July 2018 would not be consistent.

Other operating income decreased by $87 million in the third quarter of 2019 and $94 million in the first nine months of 2019, mainly due to the non-recurrence of third quarter 2018 equity income related to real estate joint ventures arising from the sale of TELUS Garden. Excluding the effect of equity income related to real estate joint ventures arising from the sale of TELUS Garden, Other operating income was relatively flat in the third quarter of 2019 and decreased by $8 million in the first nine months of 2019 due to the non-recurrence of first quarter 2018 gains on the sale of certain assets.

Intersegment revenues represent services provided to the wireless segment, including those from CCBS. Such revenue is eliminated upon consolidation together with the associated expenses in wireless.

Operating expenses — Wireline segment

	Third quarters ended September 30			Nine-month periods ended September 30
($ in millions)	2019	2018	Change	2019	2018	Change
Goods and services purchased[1,2]	617	685	(9.9)%	1,864	1,887	(1.2)%
Employee benefits expense[1]	597	564	5.9%	1,737	1,635	6.2%
Wireline operating expenses[2]	1,214	1,249	(2.8)%	3,601	3,522	2.2%

(1)         Includes restructuring and other costs. See Section 11.1 Non-GAAP and other financial measures.

(2)         Includes a donation to the TELUS Friendly Future Foundation allocated to the wireline segment of $59 million (50% of the total of $118 million) recorded in other costs in the third quarter of 2018. Excluding the effect of this donation, wireline operating expenses increased by 2.0% in the third quarter of 2019 and 4.0% in the first nine months of 2019.

Total wireline operating expenses decreased by $35 million in the third quarter of 2019 and increased by $79 million in the first nine months of 2019. Excluding the effect of the non-recurring third quarter 2018 donation to the TELUS Friendly Future Foundation allocated to the wireline segment of $59 million (50% of the total of $118 million), wireline operating expenses increased by $24 million in the third quarter of 2019 and $138 million in the first nine months of 2019.

Goods and services purchased decreased by $68 million in the third quarter of 2019 and $23 million in the first nine months of 2019, mainly due to the non-recurrence of a donation to the TELUS Friendly Future Foundation in the third quarter of 2018. Excluding the effect of the donation, Goods and services purchased decreased by $9 million in the third quarter of 2019 mainly due to the application of IFRS 16, partly offset by higher external labour and other administrative costs supporting CCBS revenue growth and related to business acquisitions, higher TV content costs largely driven by our growing TV content rates and TV subscriber base, as well as higher product costs associated with growth in health services. In the first nine months of 2019, excluding the effect of the donation, Goods and services increased by $36 million due to higher product costs associated with growth in health services, higher external labour and other administrative costs supporting CCBS revenue growth and related to business acquisitions, increases in non-labour-related restructuring and other costs related to efficiency initiatives, and higher TV content costs mainly driven by our growing TV content rates and TV subscriber base. In the first nine months of 2019, the increase in Goods and services purchased was partly offset by the application of IFRS 16.

Employee benefits expense increased by $33 million in the third quarter of 2019 and $102 million in the first nine months of 2019, primarily due to increases in compensation and benefit costs resulting from an increase in the number of employees supporting CCBS revenue growth, business acquisitions, and higher internal labour costs from compensation increases, partly offset by a decrease in the number of domestic FTEs, excluding business acquisitions, lower share-based compensation and lower labour-related restructuring and other costs.

EBITDA — Wireline segment

	Third quarters ended September 30				Nine-month periods ended September 30
($ in millions, except margins)	2019	2018	Change		2019	2018	Change
EBITDA[1]	464	428	8.4%		1,389	1,268	9.5%
Add restructuring and other costs included in EBITDA[2]	23	97	n/m		74	149	n/m
Deduct non-recurring gains and equity income related to real estate joint ventures[3]	—	(86)	n/m		—	(86)	n/m
Adjusted EBITDA[4]	487	439	10.9%		1,463	1,331	9.9%
EBITDA margin (%)	27.6	25.6	2.0	pts.	27.8	26.5	1.3	pts.
Adjusted EBITDA margin[5] (%)	29.0	27.6	1.4	pts.	29.3	28.3	1.0	pts.

(1)         Excluding the third quarter 2018 equity income described in footnote 3 and the third quarter 2018 donation described in footnote 2, EBITDA increased by 15.7% in the third quarter of 2019 and 11.9% in the first nine months of 2019.

(2)         Includes a donation to the TELUS Friendly Future Foundation allocated to the wireline segment of $59 million (50% of the total of $118 million) recorded in other costs in the third quarter of 2018.

(3)         Includes equity income related to real estate joint ventures allocated to the wireline segment of $86 million (50% of the total of $171 million) arising from the sale of TELUS Garden recorded in the third quarter of 2018.

(4)         See description under EBITDA in Section 11.1 Non-GAAP and other financial measures.

(5)         Adjusted EBITDA margin is Adjusted EBITDA divided by Operating revenues, where the calculation of Operating revenues excludes non-recurring gains and equity income related to real estate joint ventures.

Wireline EBITDA increased by $36 million or 8.4% in the third quarter of 2019 and $121 million or 9.5% in the first nine months of 2019 and wireline EBITDA includes our estimated impact of the CRTC’s decision on wholesale Internet service rates recorded in the third quarter of 2019. Excluding the effects of the non-recurring third quarter 2018 equity income related to real estate joint ventures arising from the sale of TELUS Garden allocated to the wireline segment of $86 million (50% of the total of $171 million) and the donation to the TELUS Friendly Future Foundation allocated to the wireline segment of $59 million (50% of the total of $118 million), wireline EBITDA increased by $63 million or 15.7% in the third quarter of 2019 and $148 million or 11.9% in the first nine months of 2019. Wireline Adjusted EBITDA increased by $48 million or 10.9% in the third quarter of 2019 and $132 million and 9.9% in the first nine months of 2019. This reflects an increased contribution from our CCBS business from expanded services for existing customers, higher Internet margins and higher health margins mainly from expanded services for existing customers and operational efficiencies, contribution from our security business lines, and the implementation of IFRS 16, partly offset by the continued declines in legacy voice and legacy data services, higher employee benefits expense and other costs related to business acquisitions, and a decline in the EBITDA contribution from our legacy business services.

Applying a retrospective IFRS 16 simulation to fiscal 2018 results (see Section 5.3), pro forma wireline Adjusted EBITDA growth was approximately 4.3% in the third quarter of 2019 and 3.7% in the first nine months of 2019.

6.              Changes in financial position

Financial position at:	Sept. 30	Dec. 31
($ millions)	2019	2018	Change	Change includes:
Current assets
Cash and temporary investments, net	370	414	(44)	See Section 7 Liquidity and capital resources
Accounts receivable	1,835	1,600	235	Increases due to the timing of wireless wholesale customer receipts and introduction of the TELUS Easy Payment device financing program in the third quarter of 2019
Income and other taxes receivable	123	3	120	Instalments to date are greater than the expense
Inventories	367	376	(9)	A decrease in the volume of handsets, partly offset by a higher cost mix of smartphones
Contract assets	795	860	(65)	Refer to description in non-current contract assets
Prepaid expenses	618	539	79	Increased due to the annual prepayment of statutory employee benefits, maintenance contracts, property taxes and wireless spectrum licence fees, net of amortization
Current derivative assets	7	49	(42)	A decrease in the spread between the hedging rate and the actual rate at the balance sheet date.
Current liabilities
Short-term borrowings	101	100	1	See Section 7.7 Sale of trade receivables
Accounts payable and accrued liabilities	2,844	2,570	274	Increase in payables associated with the timing of wireless wholesale payments and the timing of accounts payable. See Note 23 of the interim consolidated financial statements
Income and other taxes payable	53	218	(165)	Decrease due to final instalment payments for the previous year partially offset by current income tax expense in excess of instalments for the current year
Dividends payable	338	326	12	Effects of increases in the dividend rate as well as the number of shares outstanding
Advance billings and customer deposits	649	656	(7)	A decrease in wireline advance billings during the period. See Note 24 of the interim consolidated financial statements
Provisions	93	129	(36)	Restructuring disbursements exceeded new restructuring provisions. See Note 25 of the interim consolidated financial statements
Current maturities of long-term debt	1,056	836	220	An increase due to the initial recognition of lease liabilities resulting from the implementation of IFRS 16, partially offset by a decrease in outstanding commercial paper
Current derivative liabilities	2	9	(7)	Maturation of the interest rate swap associated with the refinancing of debt maturing.
Working capital (Current assets subtracting Current liabilities)	(1,021)	(1,003)	(18)	TELUS normally has a negative working capital position. See Financing and capital structure management plans in Section 4.3 and the Liquidity risk discussion in Section 7.9.

Financial position at:	Sept. 30	Dec. 31
($ millions)	2019	2018	Change	Change includes:
Non-current assets
Property, plant and equipment, net	13,767	12,091	1,676	See Capital expenditures in Section 7.3 Cash used by investing activities and Depreciation in Section 5.3 Consolidated operations
Intangible assets, net	12,417	10,934	1,483	See Capital expenditures in Section 7.3 Cash used by investing activities and Amortization of intangible assets in Section 5.3 Consolidated operations
Goodwill, net	4,947	4,747	200	Acquisitions including telecommunications businesses and a smart data solutions business
Contract assets	350	458	(108)	A decrease primarily driven by the introduction of our TELUS Easy Payment device financing program
Other long-term assets	1,131	986	145

An increase in unbilled customer finance receivables and an increase in derivative assets due to the movement of foreign exchange rates relative to hedged rates. See Note 20 of the interim consolidated financial statements.

Non-current liabilities
Provisions	712	728	(16)	A decrease due to implementation of IFRS 16
Long-term debt	16,140	13,265	2,875	See Section 7.4 Cash (used) provided by financing activities
Other long-term liabilities	670	731	(61)

A decrease as a result of a change in balance sheet presentation of non-executory tenant inducement allowances due to IFRS 16 implementation. Additionally, a decrease in pension and post-retirement liabilities resulting from actual returns being in excess of the discount rate, offset by an increase in the accrual for share-based compensation. See Note 27 of the interim consolidated financial statements

Deferred income taxes	3,214	3,148	66	An overall increase in temporary differences between the accounting and tax basis of assets and liabilities partially offset by the revaluation for the lower Alberta corporate income tax rate.
Owners’ equity
Common equity	10,754	10,259	495	See condensed interim consolidated statements of changes in owners’ equity in the interim consolidated financial statements
Non-controlling interests	101	82	19	See condensed interim consolidated statements of changes in owners’ equity in the interim consolidated financial statements.

7.              Liquidity and capital resources

This section contains forward-looking statements, including those with respect to our dividend payout ratio and net debt to EBITDA — excluding restructuring and other costs ratio. See Caution regarding forward-looking statements at the beginning of this MD&A.

7.1 Overview

Our capital structure financial policies and financing and capital structure management plans are described in Section 4.3.

Cash flows

	Third quarters ended September 30			Nine-month periods ended September 30
($ millions)	2019	2018	Change	2019	2018	Change
Cash provided by operating activities	1,148	1,066	82	3,098	3,110	(12)
Cash used by investing activities	(871)	(621)	(250)	(3,433)	(2,348)	(1,085)
Cash (used) provided by financing activities	(124)	(695)	571	291	(838)	1,129
Increase (decrease) in Cash and temporary investments, net	153	(250)	403	(44)	(76)	32
Cash and temporary investments, net, beginning of period	217	683	(466)	414	509	(95)
Cash and temporary investments, net, end of period	370	433	(63)	370	433	(63)

7.2 Cash provided by operating activities

Analysis of changes in cash provided by operating activities

	Third quarters ended September 30			Nine-month periods ended September 30
($ millions)	2019	2018	Change	2019	2018	Change
EBITDA (see Section 5.4 and Section 5.5)	1,434	1,349	85	4,186	3,869	317
Restructuring and other costs, net of disbursements	(3)	142	(145)	(35)	145	(180)
Employee defined benefit plans expense, net of employer contributions	9	15	(6)	20	29	(9)
Share-based compensation expense, net of payments	14	34	(20)	53	87	(34)
Interest paid, net of interest received	(206)	(196)	(10)	(527)	(471)	(56)
Income taxes paid, net of recoveries received	(97)	(49)	(48)	(570)	(157)	(413)
Other operating working capital changes	(3)	(229)	226	(29)	(392)	363
Cash provided by operating activities	1,148	1,066	82	3,098	3,110	(12)

•                  Restructuring and other costs, net of disbursements, represented a net change of $145 million in the third quarter of 2019 and $180 million in the first nine months of 2019. These changes were largely attributed to the non-recurring donation to the TELUS Friendly Future Foundation in the third quarter of 2018.

•                  Interest paid, net of interest received, increased by $10 million in the third quarter of 2019 and $56 million in the first nine months of 2019, largely due to interest paid on lease liabilities, and an increase in the average long-term debt balance which was partly offset by a lower weighted-average interest rate on long-term debt.

•                  Income taxes paid, net of recoveries received, increased by $48 million in the third quarter of 2019 and $413 million in the first nine months of 2019, primarily due to higher required instalment payments, and in the first nine months of 2019, a higher final income tax payment of $270 million, in the first quarter of 2019, for the 2018 income tax year.

•                  For a discussion of Other operating working capital changes, see Section 6 Changes in financial position and Note 31(a) of the interim consolidated financial statements.

•                  Cash provided by operating activities was impacted by the implementation of IFRS 16, as the repayments of lease liabilities, where the principal component of leases that were previously accounted for as operating leases and previously classified within Cash provided by operating activities is reflected as Cash used by financing activities under the new accounting standard. These repayments were $38 million in the third quarter of 2019 and $165 million in the first nine months of 2019.

7.3 Cash used by investing activities

Analysis of changes in cash used by investing activities

	Third quarters ended September 30			Nine-month periods ended September 30
($ millions)	2019	2018	Change	2019	2018	Change
Cash payments for capital assets, excluding spectrum licences	(694)	(759)	65	(2,132)	(2,232)	100
Cash payments for spectrum licences	(11)	(1)	(10)	(942)	(1)	(941)
Cash payments for acquisitions, net	(160)	(34)	(126)	(348)	(285)	(63)
Real estate joint ventures (advances, net of receipts) receipts, net of advances	(9)	175	(184)	(24)	164	(188)
Proceeds on dispositions and Other	3	(2)	5	13	6	7
Cash used by investing activities	(871)	(621)	(250)	(3,433)	(2,348)	(1,085)

•                  The decrease in Cash payments for capital assets, excluding spectrum licences for both the third quarter of 2019 and the first nine months of 2019, was composed of:

•                  A decrease in capital expenditures of $14 million in the third quarter of 2019 and $39 million in the first nine months of 2019 (see Capital expenditure measures table and discussion below).

•                  Lower capital expenditure payments with respect to payment timing differences, as the change in associated Accounts payable and accrued liabilities increased by $51 million in the third quarter of 2019 and $61 million in the first nine months of 2019.

•                  Cash payments for spectrum licences in the first nine months of 2019 includes the 600 MHz spectrum auction.

•                  In the third quarter of 2019, we made cash payments for business acquisitions, including a smart data solutions business and other individually immaterial acquisitions complementary to our existing lines of business. In the first nine months of 2019, we also made cash payments for business acquisitions that include a telecommunications business and other individually immaterial acquisitions complementary to our existing lines of business. This is compared to business acquisition activity in the first nine months of 2018 that included Medisys Health Group Inc., certain assets of AlarmForce Industries Inc., Xavient Information Systems and other individually immaterial acquisitions complementary to our existing lines of business.

Capital expenditure measures

	Third quarters ended September 30				Nine-month periods ended September 30
($ millions, except capital intensity)	2019	2018	Change		2019	2018	Change
Capital expenditures[1]
Wireless segment	251	218	15.1%		651	643	1.2%
Wireline segment	497	544	(8.6)%		1,513	1,560	(3.0)%
Consolidated	748	762	(1.8)%		2,164	2,203	(1.8)%
Wireless segment capital intensity (%)	12	10	2	pts.	11	11	—	pts.
Wireline segment capital intensity (%)	30	32	(2	)pts.	30	33	(3	)pts.
Consolidated capital intensity[2] (%)	20	20	—	pts.	20	21	(1	)pt.

(1)         Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and therefore differ from Cash payments for capital assets, excluding spectrum licences, as reported in the condensed interim consolidated statements of cash flows. Refer to Note 31 of the interim consolidated financial statements for further information.

(2)         See Section 11.1 Non-GAAP and other financial measures.

Consolidated capital expenditures decreased by $14 million in the third quarter of 2019 and $39 million in the first nine months of 2019 primarily due to the timing of our fibre build activities, partially offset by increased 5G investments which began in the fourth quarter of 2018. For the first nine months of 2019, we reduced our incremental investments in 4G technology as our 5G investments were expanding. Additionally, we incurred investments in systems development to support our Easy Payment and Peace of Mind rate plan offerings. With our ongoing investments, we are advancing wireless speeds and coverage, including pre-positioning for 5G, continuing to connect additional homes and businesses directly to our fibre-optic technology, and supporting systems reliability and operational efficiency and effectiveness efforts. These investments also support our Internet and TV subscriber growth and our customers’ demand for faster Internet speeds, and extend the reach and functionality of our business and healthcare solutions. At September 30, 2019, we made TELUS PureFibre available to approximately 67% of our broadband footprint.

7.4 Cash (used) provided by financing activities

Analysis of changes in cash (used) provided by financing activities

	Third quarters ended September 30			Nine-month periods ended September 30
($ millions)	2019	2018	Change	2019	2018	Change
Dividends paid to holders of Common Shares	(316)	(293)	(23)	(926)	(850)	(76)
Treasury shares acquired	—	(100)	100	—	(100)	100
Issue (repayment) of short-term borrowings, net	1	(62)	63	1	(55)	56
Long-term debt issued, net of redemptions and repayment	197	(241)	438	1,251	157	1,094
Issue of shares by subsidiary to non-controlling interests	—	—	—	—	24	(24)
Other	(6)	1	(7)	(35)	(14)	(21)
Cash (used) provided by financing activities	(124)	(695)	571	291	(838)	1,129

Dividends paid to holders of Common Shares

For the third quarter of 2019 and the first nine months of 2019, cash dividends paid to the holders of Common Shares increased by $23 million and $76 million, respectively, which reflects higher dividend rates under our dividend growth program (see Section 4.3), as well as an increase in the number of shares outstanding. In connection with dividends declared during the three-month and nine-month periods ended September 30, 2019, the dividend reinvestment and share purchase (DRISP) plan trustee purchased shares from Treasury for the DRISP plan instead of acquiring Common Shares in the stock market, for $23 million and $68 million, respectively, with no discount applicable. Effective with the dividends paid October 1, 2019, we offered Common Shares from Treasury at a discount of 2%.

In October 2019, we paid dividends of $224 million to the holders of Common Shares and the Trustee purchased dividend reinvestment Common Shares from Treasury for $114 million, totalling $338 million.

Treasury shares acquired

In the third quarter of 2018, our initial donation of $100 million to the TELUS Friendly Future Foundation was made in TELUS Common Shares acquired in the market.

Issue (repayment) of short-term borrowings, net

In connection with our third quarter 2018 acquisition of Medisys Health Group Inc., we repaid short-term borrowings of $62 million.

Long-term debt issues and repayments

For the third quarter of 2019, long-term debt issues net of repayments were $197 million, resulting in a change of $438 million, compared to long-term debt repayments net of issues of $241 million for the third quarter of 2018, primarily composed of:

•                  A net increase in commercial paper outstanding, including foreign exchange effects, of $467 million to a balance of $760 million (US$574 million) at September 30, 2019, from a balance of $293 million (US$224 million) at June 30, 2019. Our commercial paper program, when utilized, provides low-cost funds and is fully backstopped by the five-year committed credit facility (see Section 7.6 Credit facilities).

•                  An increase in net draws on the TELUS International (Cda) Inc. credit facility, including foreign exchange effects, of $3 million. As at September 30, 2019, net draws were US$305 million. As at June 30, 2019, net draws were US$307 million. The credit facility is non-recourse to TELUS Corporation.

•                  The July 2, 2019, issue of $800 million of senior unsecured 2.75% Notes, Series CZ, due July 8, 2026.

•                  On May 31, 2019, we exercised our right to early redeem, on July 23, 2019, $650 million of our 5.05% Notes, Series CH. On July 3, 2019, we exercised our right to early redeem, on August 7, 2019, the remaining $350 million not called for redemption on May 31, 2019. The long-term debt prepayment premium for the entire $1 billion Series CH notes redemption recorded in the three-month period ended September 30, 2019 was $28 million before income taxes.

•                  Repayments of lease liabilities of $38 million, largely related to the implementation of IFRS 16, where the principal component of leases that were previously accounted for as operating leases and previously classified within Cash provided by operating activities is reflected as Cash used by financing activities under the new accounting standard.

For the first nine months of 2019, long-term debt issues net of repayments were $1,251 million, resulting in a change of $1,094 million, compared to long-term debt issues net of repayments of $157 million for the first nine months of 2018. In addition to some activity from the third quarter of 2019, the change in balance for the first nine months of 2019 was primarily composed of:

•                  A net decrease in commercial paper outstanding, including foreign exchange effects, of $14 million from a balance of $774 million (US$569 million) at December 31, 2018.

•                  A decrease in net draws on the TELUS International (Cda) Inc. credit facility, including foreign exchange effects, of $20 million. As at December 31, 2018, net draws were US$313 million.

•                  The April 3, 2019, issue of $1.0 billion senior unsecured 3.30% Notes, Series CY due May 2, 2029.

•                  The May 28, 2019, issue of US$500 million of senior unsecured 4.30% 30-year Notes due June 15, 2049. We have fully hedged the principal and interest obligations of the notes by entering into a foreign exchange derivative (a cross currency interest rate exchange agreement), which effectively converted the principal payments and interest obligations to Canadian dollar obligations with a fixed interest rate of 4.27% and an issued and outstanding amount of $672 million (reflecting a fixed exchange rate of $1.3435).

•                  Repayments of lease liabilities of $165 million, largely related to the implementation of IFRS 16.

In comparison, for the third quarter of 2018, long-term debt repayments net of issues were $241 million and were primarily composed of:

•                  A net increase in commercial paper outstanding, including foreign exchange effects, of $766 million to a balance of $769 million (US$594 million) at September 30, 2018, from a balance of $3 million (US$2 million) at June 30, 2018.

•                  A decrease in the outstanding amount of revolving component and term loan of the TELUS International (Cda) Inc. credit facility, including foreign exchange effects, of $18 million. As at September 30, 2018, net draws were US$325 million. As at June 30, 2018, net draws were US$334 million.

•                  The August 1, 2018, early full redemption of $1 billion 5.05% Notes, Series CG. The long-term debt prepayment premium recorded in the three-month period ended September 30, 2018 was $34 million before income taxes.

Long-term debt issues net of repayments for the first nine months of 2018 were $157 million. In addition to some activity from the third quarter of 2018, the change in balance for the first nine months of 2018 was primarily composed of:

•                  A net reduction in commercial paper, including foreign exchange effects, of $371 million in the first nine months of 2018 from a balance of $1,140 million (US$908 million) at December 31, 2017.

•                  An increase in net draws on the TELUS International (Cda) Inc. credit facility, including foreign exchange effects, of $75 million. As at December 31, 2017, net draws were US$276 million.

•                  The March 1, 2018 issues of $600 million of senior unsecured 3.625% Notes, Series CX due March 1, 2028, and $150 million through the re-opening of 4.70% Notes, Series CW due March 6, 2048.

•                  The March 2018 repayment of $250 million of 1.50% Notes, Series CS.

•                  The June 2018 issue of US$750 million of senior unsecured 4.60% Notes due November 16, 2048.

The average term to maturity of our long-term debt (excluding commercial paper, the revolving component of the TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) was approximately 12.7 years as at September 30, 2019, increasing from approximately 12.2 years as at December 31, 2018, and approximately 12.5 years as at September 30, 2018. Additionally, our weighted average cost of long-term debt (excluding commercial paper, the revolving component of the TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) was 3.98% as at September 30, 2019, as compared to 4.18% as at both December 31, 2018 and September 30, 2018.

Issue of shares by subsidiary to non-controlling interests

In connection with our February 2018 acquisition of Xavient, our TELUS International (Cda) Inc. subsidiary issued shares to non-controlling interests. There was no comparable activity in the third quarter of 2019 or first nine months of 2019.

7.5 Liquidity and capital resource measures

Net debt was $17.0 billion at September 30, 2019, an increase of $3.3 billion when compared to one year earlier, resulting mainly from the $1.6 billion recognition of lease liabilities upon the application of IFRS 16, the issuances of the $1.0 billion of Series CY notes, US$500 million of senior unsecured 4.30% Notes and $800 million of Series CZ notes as described in Section 7.4, and lower Cash and temporary investments. These factors were partially offset by the early redemption of Series CH notes as described in Section 7.4 and a decrease in commercial paper.

Fixed-rate debt as a proportion of total indebtedness excludes lease liabilities and was 93% as at September 30, 2019, up from 92% one year earlier, mainly due to the issuances of Series CY notes, US$500 million notes and Series CZ notes, partly offset by the early redemption of Series CH notes, all as described in Section 7.4. In addition, there was a decrease in the amounts drawn on the TELUS International (Cda) Inc. credit facility, which is non-recourse to TELUS Corporation and a net decrease in commercial paper outstanding, which emulates floating-rate debt.

Net debt to EBITDA — excluding restructuring and other costs ratio was 3.05 times, as measured at September 30, 2019, up from 2.54 times one year earlier, largely attributed to the $1.6 billion recognition of lease liabilities upon the application of IFRS 16 as we did not retrospectively adjust amounts reported for periods prior to fiscal 2019 (see Note 2(a) of the interim consolidated financial statements). Our long-term objective for this measure is within a range of 2.00 to 2.50 times, which we believe is consistent with maintaining investment grade credit ratings in the range of BBB+, or the equivalent, and providing reasonable access to capital. As at September 30, 2019, this ratio remains outside of the long-term objective range due to prior issuances of incremental debt, primarily due to the acquisition of spectrum licences and business acquisitions, partially offset by growth in EBITDA — excluding restructuring and other costs (including that the transition method for IFRS 16 has currently only included nine months’ effect on the trailing EBITDA). As at September 30, 2019, the acquisition of spectrum licences increased the ratio by approximately 0.22; the implementation of IFRS 16 had the combined effect of increasing the ratio by approximately 0.17; and business acquisitions over the last 12 months increased the ratio by approximately 0.06. Our acquired spectrum licences have more than doubled our national spectrum holdings and represent an investment to extend our network capacity to support continuing data consumption growth, as well as growth in our wireless subscriber base. Given the cash demands of the recent 2019 and upcoming spectrum auctions, the assessment of the guideline and return to the objective range remains to be determined; however, it is our intent to return to a ratio below 2.50 times in the medium term (following upcoming spectrum auctions), consistent with our long-term strategy. While this ratio exceeds our long-term objective range, we are well in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our net debt to operating cash flow ratio to exceed 4.00:1.00 (see Section 7.6 Credit facilities).

Liquidity and capital resource measures

As at, or 12-month periods ended, September 30	2019	2018	Change
Components of debt and coverage ratios[1] ($ millions)
Net debt	17,029	13,698	3,331
EBITDA — excluding restructuring and other costs	5,590	5,388	202
Net interest cost	723	633	90
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (excluding lease liabilities) (%)	93	92	1	pt.
Average term to maturity of long-term debt (excluding commercial paper, the revolving component of the TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) (years)	12.7	12.5	0.2
Weighted average interest rate on long-term debt (excluding commercial paper, the revolving component of the TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) (%)	3.98	4.18	(0.20	)pts.
Net debt to EBITDA — excluding restructuring and other costs[1] (times)	3.05	2.54	0.51
Coverage ratios[1] (times)
Earnings coverage	4.1	4.5	(0.4)
EBITDA — excluding restructuring and other costs interest coverage	7.7	8.5	(0.8)
Other measures[1] (%)
Dividend payout ratio	77	77	—	pts.
Dividend payout ratio of adjusted net earnings	84	79	5	pts.

(1)         See Section 11.1 Non-GAAP and other financial measures.

Earnings coverage ratio for the 12-month period ended September 30, 2019 was 4.1 times, down from 4.5 times one year earlier. An increase in income before borrowing costs and income taxes increased the ratio by 0.1, while an increase in borrowing costs, including the recognition of interest (currently only for the nine-month period ended September 30, 2019) on lease liabilities upon the application of IFRS 16, reduced the ratio by 0.5.

EBITDA — excluding restructuring and other costs interest coverage ratio for the 12-month period ended September 30, 2019 was 7.7 times, down from 8.5 times one year earlier. Growth in EBITDA — excluding restructuring and other costs increased the ratio by 0.3, while an increase in net interest costs, including the recognition of interest (currently only for the nine-month period ended September 30, 2019) on lease liabilities upon the application of IFRS 16, reduced the ratio by 1.1.

Dividend payout ratios: Actual dividend payout decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook, as well as our dividend payout objective range of 65 to 75% of prospective net earnings per share for 2019. The disclosed basic and adjusted dividend payout ratios are historical measures utilizing the last four quarters of dividends declared and earnings per share. So as to be consistent with the way we manage our business, we have revised our target guideline, effective January 1, 2020, to be calculated as 60 to 75% of free cash flow on a prospective basis. The historical measures for the 12-month period ended September 30, 2019, are presented for illustrative purposes in evaluating our target guideline, with the adjusted dividend payout ratio exceeding the objective range.

7.6 Credit facilities

At September 30, 2019, we had available liquidity of approximately $1.5 billion from the TELUS revolving credit facility and approximately $203 million of available liquidity from the TELUS International (Cda) Inc. credit facility. In addition, we had $400 million available under our trade receivables securitization program (see Section 7.7 Sale of trade receivables). We are well within our objective of generally maintaining at least $1.0 billion of available liquidity.

TELUS revolving credit facility

We have a $2.25 billion (or U.S. dollar equivalent) unsecured revolving credit facility with a syndicate of financial institutions, expiring May 31, 2023. The revolving credit facility is used for general corporate purposes, including the backstop of commercial paper, as required.

TELUS revolving credit facility at September 30, 2019

($ millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility[1]	May 31, 2023	2,250	—	—	(760)	1,490

(1)         Canadian dollars or U.S. dollar equivalent.

Our revolving credit facility contains customary covenants, including a requirement that we not permit our consolidated leverage ratio to exceed 4.00 to 1.00 and that we not permit our consolidated coverage ratio to be less than 2.00 to 1.00 at the end of any financial quarter. As at September 30, 2019, our consolidated leverage ratio was approximately 3.05 to 1.00 and our consolidated coverage ratio was approximately 7.73 to 1.00. These ratios are expected to remain well within the covenants. There are certain minor differences in the calculation of the leverage ratio and coverage ratio under the revolving credit facility, as compared with the calculation of Net debt to EBITDA — excluding restructuring and other costs and EBITDA — excluding restructuring and other costs interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation, if any, of Property, plant and equipment, Intangible assets or Goodwill for accounting purposes. Continued access to our credit facilities is not contingent on maintaining a specific credit rating.

Commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our revolving credit facility, enabling us to issue commercial paper up to a maximum aggregate amount at any one time of $1.4 billion as at September 30, 2019. Foreign currency forward contracts are used to manage currency risk arising from issuing commercial paper denominated in U.S. dollars. The commercial paper program is to be used for general corporate purposes, including, but not limited to, capital expenditures and investments. Our ability to reasonably access the commercial paper market in Canada and the U.S. is dependent on our credit ratings (see Section 7.8 Credit ratings).

TELUS International (Cda) Inc. credit facility

As at September 30, 2019, TELUS International (Cda) Inc. had a bank credit facility, secured by its assets, expiring on December 20, 2022, with a syndicate of financial institutions. The credit facility is composed of a US$350 million revolving component and an amortizing US$120 million term loan component. The credit facility is non-recourse to TELUS Corporation. The outstanding revolving component had a weighted average interest rate of 3.49% as at September 30, 2019.

Other letter of credit facilities

At September 30, 2019, we had $182 million of letters of credit outstanding (December 31, 2018 — $184 million) issued under various uncommitted facilities; such letter of credit facilities are in addition to the ability to provide letters of credit pursuant to our committed bank credit facility. Available liquidity under various uncommitted letters of credit facilities was $133 million at September 30, 2019. We had arranged $880 million of incremental letters of credit to allow us to participate in Innovation, Science and Economic Development Canada’s 600 MHz wireless spectrum auction that was held from March to April 2019, as discussed further in Note 18(a) of the interim consolidated financial statements. Concurrent with funding the purchase of the spectrum licences these incremental letters of credit were extinguished.

Other long-term debt

Other long-term debt liabilities bear interest at 3.29%, are secured by the associated AWS-4 spectrum licences, and are subject to an amortization schedule that results in the principal being repaid over the period to maturity, March 31, 2035.

Other short-term borrowings

At September 30, 2019, TELUS Corporation has received a commitment letter for $750 million unsecured, single drawdown, non-revolving credit facility, maturing one year from the completion of documentation, which is to be used for general corporate purposes. The facility will be available upon completion of documentation and satisfaction of conditions precedent; once available, we will have 60 days to draw upon the facility after which time the undrawn committed amount will be cancelled. As at November 7, 2019, documentation had not been completed. The credit facility will bear interest at prime rate or bankers’ acceptance rate (all such terms as used or defined in the credit facility), plus applicable margins; representations, warranties and covenants generally will not differ from those of the TELUS revolving credit facility.

7.7 Sale of trade receivables

TELUS Communications Inc., a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which it is able to sell an interest in certain trade receivables for an amount up to a maximum of $500 million. The agreement is in effect until December 31, 2021, and available liquidity was $400 million as at September 30, 2019. (See Note 22 of the interim consolidated financial statements.) Sales of trade receivables in securitization transactions are recognized as collateralized Short-term borrowings and thus do not result in our de-recognition of the trade receivables sold.

TELUS Communications Inc. is required to maintain at least a BB credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down prior to the end of the term. The minimum credit rating was exceeded as of November 7, 2019.

7.8 Credit ratings

There were no changes to our investment grade credit ratings as of November 7, 2019.

7.9 Financial instruments, commitments and contingent liabilities

Financial instruments

Our financial instruments and the nature of certain risks that they may be subject to were described in Section 7.9 of our 2018 annual MD&A.

Liquidity risk

As a component of our capital structure financial policies, discussed in Section 4.3 Liquidity and capital resources, we manage liquidity risk by: maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs; maintaining an agreement to sell trade receivables to an arm’s-length securitization trust; maintaining bilateral bank facilities and syndicated credit facilities; maintaining a commercial paper program; maintaining an in-effect shelf prospectus; continuously monitoring forecast and actual cash flows; and managing maturity profiles of financial assets and financial liabilities.

As at September 30, 2019, we could offer $3.0 billion of debt or equity securities pursuant to a shelf prospectus that is in effect until August 2022.

As at September 30, 2019, we had approximately $1.5 billion of available liquidity from the TELUS revolving credit facility and approximately $203 million of available liquidity from the TELUS International (Cda) Inc. credit facility (see Section 7.6 Credit facilities), as well as $400 million available under our trade receivables securitization program (see Section 7.7 Sale of trade receivables). This adheres to our objective of generally maintaining at least $1 billion of available liquidity. We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

Commitments and contingent liabilities

Purchase obligations

As at September 30, 2019, our contractual commitments related to the acquisition of property, plant and equipment were $123 million through to December 31, 2020, as compared to $148 million over a period ending December 31, 2022 reported as at December 31, 2018. The decrease was primarily attributed to projects completed prior to September 30, 2019.

Claims and lawsuits

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, other wireless carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us and, in some cases, other wireless carriers and telecommunications service providers.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the items disclosed in Note 29 of the interim consolidated financial statements.

Indemnification obligations

As at September 30, 2019, we had no liability recorded in respect of our indemnification obligations.

7.10 Outstanding share information

Outstanding shares (millions)	September 30, 2019	October 31, 2019
Common Shares	602	604

7.11 Transactions between related parties

Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors and our Executive Leadership Team. Total compensation expense for key management personnel was $6 million and $33 million in the third quarter of 2019 and first nine months of 2019, respectively, as compared to $20 million and $54 million in the comparable periods in 2018. The decrease in compensation expense for key management personnel was due to greater share-based compensation in the respective periods in 2018 primarily arising from metrics affecting performance condition-based restricted stock units. See Note 30(a) of the interim consolidated financial statements for additional details.

Transactions with defined benefit pension plans

We provided management and administrative services to our defined benefit pension plans. Charges for these services were on a cost recovery basis and were immaterial.

Transactions with real estate joint ventures

In the third quarter of 2019, we had transactions with real estate joint ventures, which are related parties to us, as set out in Note 21 of the interim consolidated financial statements.

For the TELUS Sky real estate joint venture, commitments and contingent liabilities include construction-related contractual commitments through to 2020 (approximately $19 million at September 30, 2019) and construction financing ($342 million with three Canadian financial institutions as 66-2/3% lender and TELUS as 33-1/3% lender) under a credit agreement maturing October 31, 2019 (an extension from August 31, 2019). Subsequent to September 30, 2019, the credit agreement was extended to August 31, 2021. We have entered into a lease agreement with the TELUS Sky real estate joint venture; for lease accounting purposes, the lease commenced during the three-month period ended March 31, 2019.

8.              Accounting matters

8.1 Critical accounting estimates and judgments

Our significant accounting policies are described in Note 1 of the Consolidated financial statements for the year ended December 31, 2018. The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates, assumptions and judgments that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Our critical accounting estimates and significant judgments are discussed with our Audit Committee each quarter and are described in Section 8.1 of our 2018 annual MD&A, which is hereby incorporated by reference.

8.2 Accounting policy developments

Our accounting policy developments were discussed in Section 8.2 Accounting policy developments of our 2018 annual MD&A. See Note 2 of the interim consolidated financial statements for additional details.

9.              Update to general trends, outlook and assumptions, and regulatory developments and proceedings

This section contains forward-looking statements, which should be read together with the Caution regarding forward-looking statements at the beginning of this MD&A.

The assumptions for our 2019 outlook, as described in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings of our 2018 annual MD&A, remain the same, except for the following updates:

•                  Our revised estimate for 2019 GDP growth in Canada is 1.6% (2.0% as reported in our 2018 annual MD&A), in B.C. is 1.9% as updated our first quarter 2019 MD&A (2.3% as reported in our 2018 annual MD&A), and in Alberta is 0.7% (2.1% as reported in our 2018 annual MD&A).

•                  Our revised estimate for the 2019 annual unemployment rate in Canada is 5.7% (5.8% as reported in our 2018 annual MD&A), in B.C. is 4.6% (4.9% as reported in our 2018 annual MD&A), and in Alberta is 6.8% as updated in our first quarter 2019 MD&A (6.2% as reported in our 2018 annual MD&A).

•                  Our revised estimate for the 2019 annual rate of housing starts on an unadjusted basis in Canada is 207,000 units (196,000 units as reported in our 2018 annual MD&A).

The extent to which these economic growth estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.

9.1 Communications industry regulatory developments and proceedings

Our telecommunications, broadcasting and radiocommunication services are regulated under federal laws by various authorities, including the Canadian Radio-television and Telecommunications Commission (CRTC), Innovation, Science and Economic Development Canada (ISED), Canadian Heritage and the Competition Bureau.

The following is a summary of certain significant regulatory developments and proceedings relevant to our business and our industry. This summary is not intended to be a comprehensive legal analysis or description of all of the specific issues described. Although we have indicated where we do not currently expect the outcome of a development or proceeding to be material to us, there can be no assurance that the expected outcome will occur or that our current assessment of its likely impact on us will be accurate. See Section 10.2 Regulatory matters of our 2018 annual MD&A.

Radiocommunication licences and spectrum-related matters

ISED regulates, among other matters, the allocation and use of radio spectrum in Canada and licences radio apparatus, frequency bands and/or radio channels within various frequency bands to service providers and private users. The department also establishes the terms and conditions attaching to such radio authorizations, including restrictions on licence transfers, coverage obligations, research and development obligations, annual reporting, and obligations concerning mandated roaming and antenna site sharing with competitors.

Repurposing the 3500 MHz spectrum to support 5G

On June 6, 2018, ISED released its Consultation on Revisions to the 3500 MHz Band to Accommodate Flexible Use and Preliminary Consultation on Changes to the 3800 MHz Band, proposing to claw back 56 to 66% of the band from fixed wireless incumbents (predominantly Inukshuk, which is a joint venture owned by Bell and Rogers, and Xplornet) and to auction the amount clawed back in 2020. On June 5, 2019, ISED released its Decision on Revisions to the 3500 MHz Band to Accommodate Flexible Use and Preliminary Decisions on Changes to the 3800 MHz Band and its Consultation on a Policy and Licensing Framework for Spectrum in the 3500 MHz Band to define a licensing framework (i.e. auction rules and conditions of licence) for the 3500 MHz band. Although the transition decision, by way of a clawback, ensures a portion on the band is available for auction in all markets, there is a risk that the auction rules will favour certain carriers over us and impact our ability to acquire 3500 MHz band spectrum.

Repurposing mmWave spectrum to support 5G

On June 5, 2017, ISED issued a Consultation on Releasing Millimetre Wave Spectrum to Support 5G, proposing to release 3.25 GHz of millimetre wave (mmWave) spectrum for licensed use and 7 GHz for licence-exempt use largely in line with recent U.S. mmWave developments. On June 6, 2018, ISED released an Addendum to the Consultation on Releasing Millimetre Wave Spectrum to Support 5G, proposing to release an additional 1 GHz of spectrum in the 26.5 — 27.5 GHz range. On June 5, 2019, ISED released its Decision on Releasing Millimetre Wave Spectrum to Support 5G, repurposing several tranches of mmWave spectrum for mobile use. ISED will consult on a licensing framework (i.e. auction rules and conditions of licence) for these mmWave bands in the future and targets auctioning this spectrum in 2021. There is a risk that the auction rules will favour certain carriers over us and impact our ability to acquire an adequate quantity of mmWave band spectrum.

Regulatory and federal government reviews

The CRTC and the federal government have initiated public proceedings to review various matters. They are discussed below.

Review of mobile wireless services

On February 28, 2019, the CRTC released its anticipated consultation to review the regulatory framework for wireless services. The review will examine three major issues — the level of competition in the retail market, the current wholesale mobile wireless service regulatory framework, with a focus on wholesale mobile virtual network operator (MVNO) access, and the future of mobile wireless services in Canada, with a focus on reducing barriers to infrastructure deployment. The CRTC also provided a preliminary view that there should be more opportunity for MVNOs. We have intervened in this proceeding and filed evidence to demonstrate the high performance of Canadian wireless services on dimensions including network coverage, network quality, availability of service and pricing. We will participate in all stages of this proceeding, which will take place over the remainder of 2019 and into 2020. The impact of this proceeding on us will not be known until a decision is issued by the CRTC. That decision is not expected until mid-2020, at the earliest.

Wireline wholesale services follow-up

On July 22, 2015, the CRTC released Review of wholesale wireline services and associated policies, Telecom Regulatory Policy CRTC 2015-326 (TRP 2015-326). The major component of this decision was that the CRTC ordered the introduction of a disaggregated wholesale high-speed Internet access service for Internet service provider (ISP) competitors. This includes access to fibre-to-the-premises (FTTP) facilities. This requirement is being phased in geographically beginning in the largest markets in Ontario and Quebec (i.e. in the serving territories of Bell, Cogeco, Rogers and Videotron). The CRTC initiated a follow-up proceeding to determine the technical configurations, appropriate costs and wholesale cost-based rates in those regions. The FTTP follow-up activities directed in TRP 2015-326 remain ongoing. For the second phase, which involves FTTP wholesale services for the rest of Canada (including our serving territories), a proceeding on technical configurations for disaggregated wholesale services commenced in 2017 and the associated cost study and tariff review will follow.

The timing of the implementation of disaggregated wholesale services may also be affected by an application to the CRTC filed by the Canadian Network Operators Consortium Inc. (CNOC) to review and vary TRP 2015-326 and to seek, among other things, interim relief removing a speed cap pursuant to which the existing aggregated wholesale access regime will not apply to speeds in excess of 100 Mbps pending the introduction of disaggregated service; and permanent relief granting wholesale access to FTTP facilities on an aggregated basis. On March 20, 2019, the CRTC granted CNOC’s application for interim relief. We have been granted leave to appeal that decision to the Federal Court of Appeal, with a decision expected in 2020. The CRTC’s decision with respect to the permanent relief sought by CNOC, remains under reserve. We anticipate no material adverse impact in the short term with respect to CNOC’s application for interim relief. Given the phased implementation of the mandated provision of wholesale access to our FTTP network, it is too early to determine what impact Telecom Regulatory Policy 2015-326 will have on us in the longer term.

On August 15, 2019, the CRTC released Telecom Order 2019-288, which finalized rates for aggregated wholesale Internet services of the incumbent local exchange carriers (ILEC) and incumbent cable companies. The final rates were considerably lower than the interim rates and the CRTC ordered the rates to apply retroactively to October 6, 2016. The financial impact of this decision was not material to us given the volume of wholesale Internet customers we currently serve. On September 13, 2019, Bell Canada and affiliated companies and a collection of cable companies filed separate applications with the Federal Court of Appeal to seek leave to appeal Telecom Order 2019-288. The cable companies also sought a stay of Telecom Order 2019-288. We do not expect the outcome of these applications to have a material impact on us.

Follow-up proceedings further to the CRTC report on sales practices of large telecommunications carriers

On February 20, 2019, the CRTC released its Report on Aggressive or Misleading Communications Retail Sales Practices. The CRTC published this report further to a proceeding it commenced, at the direction of the Governor in Council, to examine claims of aggressive or misleading sales practices concerning telecommunications services, the prevalence and impact on consumers, and potential solutions. While the report itself is not a legally binding direction or order, it does note that the CRTC may commence certain follow-up proceedings and activities, including, but not limited to, a new secret shopper program, enhanced consumer information tools and complaints disclosure, and a proceeding to determine whether mandatory compliance measures and enhanced public reporting measures should be imposed on providers that fall below a threshold of acceptable behaviour. Until the CRTC releases greater details on its follow-up activities, we are unable to determine any new potential impacts on us.

Phase-out of the local service subsidy regime

On June 26, 2018, the CRTC issued Phase-out of the local service subsidy regime, Telecom Regulatory Policy CRTC 2018-213. In this decision, the CRTC determined that it would phase out the existing local service subsidy over three years, from January 1, 2019 to December 31, 2021. In September 2018, the Independent Telecommunications Providers Association (ITPA), which represents small ILECs, brought an application to the CRTC to review and vary this decision. In its application, the ITPA seeks to keep the existing local service subsidy regime in place. The record of this proceeding is now closed with a decision anticipated later this year. If upheld, the impact of this decision is not expected to be material.

Review of the price cap and local forbearance regimes

Simultaneously with the release of the Phase-out of the local service subsidy regime decision noted above, the CRTC issued Review of the price cap and local forbearance regimes, Telecom Notice of Consultation CRTC 2018-214. In this proceeding, the CRTC is reviewing, among other things: pricing constraints for residential local exchange services; whether compensation to ILECs is required given that the local service subsidy is being eliminated further to the Phase-out of the local service subsidy regime decision; whether there is still a need for an exogenous factor mechanism in the price cap regimes; and whether changes are necessary to test for local forbearance. Final submissions were filed on March 22, 2019, with a decision anticipated later this year. The impact of this decision is unknown at this time.

Potential for new security legislation

In the federal budget released March 19, 2019, the government announced its intention to propose new legislation and make necessary amendments to existing federal legislation in order to introduce a new critical cyber systems framework. The degree, if any, to which this could affect us is unknown at this point and it is too early to conclusively determine any potential impact on us.

U.S. security developments

On May 16, 2019, U.S. President Donald Trump signed an executive order permitting the Secretary of Commerce to block certain technology transactions deemed to constitute national security risks. Additionally, the Bureau of Industry and Security of the United States Department of Commerce (the BIS) amended the U.S. Export Administration Regulations to add Huawei Technologies Co. Ltd. and its non-U.S. affiliates (collectively, Huawei) to the BIS’ Entity List, which resulted in the imposition of additional licence requirements (the Restrictions) on the export, re-export and transfer of goods, services and technology to Huawei by persons subject to the Restrictions. Subsequently, on May 20, 2019, the BIS adopted a final rule creating a 90-day temporary general licence partially restoring the BIS’ former licensing requirements for exports, re-exports and transfer to Huawei in connection with certain transactions, including in connection with the continued operation of existing networks and equipment and the provision of support to existing handsets. Given the range of potential government or regulatory actions by the U.S. government with respect to Huawei, the impact on ourselves, and on Canadian wireless service providers generally, cannot currently be predicted.

The U.S. government has decided to extend the temporary general licence through November 18, 2019. In order to implement this decision, this final rule revises the temporary general licence to remove the expiration date of August 19, 2019, and substitutes the date of November 18, 2019. This final rule also makes certain clarifying changes to the authorized transactions under the temporary general licence to improve public understanding. Lastly, this final rule revises the temporary general licence by changing which party to the transaction is required to create the certification statement by requiring that the exporter, re-exporter, or transferor obtain a certification statement from the pertinent Huawei-listed entity prior to using the temporary general license.

CRTC proceeding regarding device financing

On August 30, 2019, the CRTC commenced a proceeding to inquire into device financing plans for wireless handsets and asked certain parties, including ourselves, to show cause why their device financing plans are permitted under the Wireless Code. This proceeding follows on the introduction of device financing plans by ourselves, Rogers and Bell in July 2019, including, for Rogers and ourselves, plans with terms longer than 36 months. Under these plans, customers who cancel wireless services contracts are required to repay immediately the outstanding financing balance in full. On August 2, 2019, the CRTC issued a letter stating that wireless service providers were to stop offering device financing plans beyond 24 months so it could review the practice. Among other issues, the CRTC will examine the effects on consumers of financing plans beyond 24 months and how the provisions of the Wireless Code apply to device financing. We have intervened to inform the CRTC that: device financing is desired by customers; customers benefit from longer financing periods because upfront device costs are lower and the cost of devices can be spread over a longer period thereby reducing the monthly cost; the objective of the Wireless Code should be to benefit customers; and longer device financing periods further the federal government’s affordability agenda for wireless services. Until the CRTC issues a decision on its intended treatment of financing plans, it is too early to determine the impact of this proceeding on us.

October 2019 federal election

Affordability of wireless was a campaign topic during the October 2019 federal election. If the newly elected government introduces any new and related measures, we would assess for any potential impact at that time.

Broadcasting-related issues

Broadcasting licences held by TELUS

Our regional licences to operate broadcasting distribution undertakings in B.C. and Alberta were granted renewals in Broadcasting Decision CRTC 2018-267, which extend the licence terms to August 31, 2023. Our licence to operate a regional broadcasting distribution undertaking in areas of Quebec was renewed on June 28, 2019 in Broadcasting Decision CRTC 2019-230, extending its licence terms to August 31, 2024. Our licence to operate a national video-on-demand service was renewed to August 31, 2023, as part of Broadcasting Decision CRTC 2018-20.

Review of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act

On June 5, 2018, the federal government announced a joint review of Canada’s telecommunications and broadcasting legislation to be conducted by a panel of seven experts, which will have until January 31, 2020 to provide its final recommendations. Written submissions in response to the panel’s call for comments were filed on January 11, 2019. On

June 26, 2019, the panel released an interim What We Heard Report, which provided a summary of the input it has received from industry and other stakeholders. The interim report did not include any formal recommendations from the panel, which will be provided in the panel’s final report. At this time, we do not know the impact of the review and any resulting legislative amendments.

Review of the Copyright Act and Copyright Board reforms

The Copyright Act’s statutorily mandated five-year review was due in 2017 and a process for conducting the review via parliamentary committee was announced in December 2017. The Standing Committee on Industry, Science and Technology (INDU Committee), with the assistance of the Standing Committee on Canadian Heritage, completed the review early in 2019, and both committees presented reports to the House of Commons in May/June of 2019. Although the INDU committee had requested a comprehensive government response be tabled by September 1, 2019, the government did not respond. Following the October 2019 federal election, the time line for potential changes to the Copyright Act is therefore uncertain. The policy approach for copyright has traditionally been based on a balance of interests of creators and consumers, and as a result, any changes to the Copyright Act are not expected to have a negative material impact on us.

10.       Risks and risk management

The principal risks and uncertainties that could affect our future business results and associated risk mitigation activities were described in our 2018 annual MD&A and have not materially changed since December 31, 2018. Reference is made as well to the summary of risks and uncertainties in the Caution regarding forward-looking statements at the beginning of this MD&A.

11.       Definitions and reconciliations

11.1 Non-GAAP and other financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure.

Adjusted Net income and adjusted basic earnings per share: These measures are used to evaluate performance at a consolidated level and exclude items that may obscure the underlying trends in business performance. These measures should not be considered alternatives to Net income and basic earnings per share in measuring TELUS’ performance. Items that may, in management’s view, obscure the underlying trends in business performance include significant gains or losses associated with real estate development partnerships, gains on exchange of wireless spectrum licences, restructuring and other costs, long-term debt prepayment premiums (when applicable), income tax-related adjustments, asset retirements related to restructuring activities and gains arising from business combinations. (See Reconciliation of adjusted Net income and Reconciliation of adjusted basic EPS in Section 1.3.)

Capital intensity: This measure is calculated as capital expenditures (excluding spectrum licences) divided by total operating revenues. This measure provides a basis for comparing the level of capital expenditures to those of other companies of varying size within the same industry.

Dividend payout ratio: This is a historical measure calculated as the sum of the last four quarterly dividends declared per Common Share, as reported in the financial statements, divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods. For fiscal years, the denominator is annual basic earnings per share. Our objective range for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis. (See Section 7.5 Liquidity and capital resource measures.)

Calculation of Dividend payout ratio

12-month periods ended September 30 ($)	2019	2018
Numerator — Sum of the last four quarterly dividends declared per Common Share	2.2150	2.06
Denominator — Net income per Common Share	2.88	2.68
Ratio (%)	77	77

Dividend payout ratio of adjusted net earnings: This ratio is a historical measure calculated as the sum of the last four quarterly dividends declared per Common Share, as reported in the financial statements, divided by adjusted net earnings per share. Adjusted net earnings per share is basic earnings per share, as used in the Dividend payout ratio, adjusted to exclude the gain on the exchange of wireless spectrum licences, gains and equity income related to real estate joint ventures, provisions related to business combinations, long-term debt prepayment premium (when applicable) and income tax-related adjustments.

Calculation of Dividend payout ratio of adjusted net earnings

12-month periods ended September 30 ($)	2019	2018
Numerator — Sum of the last four quarterly dividends declared per Common Share	2.2150	2.06
Adjusted net earnings ($ millions):
Net income attributable to Common Shares	1,735	1,596
Deduct non-recurring gains and equity income related to real estate joint ventures, after income taxes	—	(149)
Provisions related to business combinations, after income taxes	(17)	(22)
(Deduct net favourable) add net unfavourable income tax-related adjustments	(143)	20
Add long-term debt prepayment premium, after income taxes	20	25
Add initial and committed donation to TELUS Friendly Future Foundation, after income taxes	—	90
	1,595	1,560
Denominator — Adjusted net earnings per Common Share	2.65	2.62
Adjusted ratio (%)	84	79

Earnings coverage: This measure is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, and is calculated as follows:

Calculation of Earnings coverage

12-month periods ended September 30 ($ millions, except ratio)	2019	2018
Net income attributable to Common Shares	1,735	1,596
Income taxes (attributable to Common Shares)	443	580
Borrowing costs (attributable to Common Shares)[1]	697	624
Numerator	2,875	2,800
Denominator — Borrowing costs	697	624
Ratio (times)	4.1	4.5

(1)         Interest on Long-term debt plus Interest on short-term borrowings and other plus long-term debt prepayment premium, adding back capitalized interest and deducting borrowing costs attributable to non-controlling interests.

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues less the total of Goods and services purchased expense and Employee benefits expense.

We calculate EBITDA — excluding restructuring and other costs, as it is a component of the EBITDA — excluding restructuring and other costs interest coverage ratio and the Net debt to EBITDA — excluding restructuring and other costs ratio.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBITDA reconciliation

	Third quarters ended September 30		Nine-month periods ended September 30
($ millions)	2019	2018	2019	2018
Net income	440	447	1,397	1,256
Financing costs	201	196	558	502
Income taxes	144	134	332	430
Depreciation	489	419	1,429	1,241
Amortization of intangible assets	160	153	470	440
EBITDA	1,434	1,349	4,186	3,869
Add restructuring and other costs included in EBITDA	29	173	94	242
EBITDA — excluding restructuring and other costs	1,463	1,522	4,280	4,111
Deduct non-recurring gains and equity income related to real estate joint ventures	—	(171)	—	(171)
Adjusted EBITDA	1,463	1,351	4,280	3,940

EBITDA — excluding restructuring and other costs interest coverage: This measure is defined as EBITDA —excluding restructuring and other costs, divided by Net interest cost, calculated on a 12-month trailing basis. This measure is similar to the coverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Free cash flow: We report this measure as a supplementary indicator of our operating performance. It should not be considered an alternative to the measures in the condensed interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the condensed interim consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. We exclude impacts of accounting changes that do not impact cash, such as IFRS 15 and IFRS 16. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Third quarters ended September 30		Nine-month periods ended September 30
($ millions)	2019	2018	2019	2018
EBITDA	1,434	1,349	4,186	3,869
Deduct non-cash gains from the sale of property, plant and equipment	(3)	(3)	(13)	(19)
Restructuring and other costs, net of disbursements	(3)	42	(35)	45
Effects of contract asset, acquisition and fulfilment (IFRS 15 impact) and TELUS Easy Payment device financing	(31)	(56)	22	(34)
Effects of lease principal (IFRS 16 impact)	(62)	—	(214)	—
Leases formerly accounted for as finance leases (IFRS 16 impact)	13	—	39	—
Deduct non-recurring gains and equity income related to real estate joint ventures	—	(171)	—	(171)
Donation to TELUS Friendly Future Foundation in TELUS Common Shares	—	100	—	100
Items from the condensed interim consolidated statements of cash flows:
Share-based compensation, net	14	34	53	87
Net employee defined benefit plans expense	20	24	59	73
Employer contributions to employee defined benefit plans	(11)	(9)	(39)	(44)
Interest paid[1]	(208)	(198)	(534)	(478)
Interest received	2	2	7	7
Capital expenditures (excluding spectrum licences)[2]	(748)	(762)	(2,164)	(2,203)
Free cash flow before income taxes	417	352	1,367	1,232
Income taxes paid, net of refunds	(97)	(49)	(570)	(157)
Free cash flow	320	303	797	1,075

(1)         Includes $17 million interest paid on lease liabilities in the third quarter ended September 30, 2019, and $48 million interest paid on lease liabilities in the nine-month period ended September 30, 2019.

(2)         Refer to Note 31 of the interim consolidated financial statements for further information.

The following reconciles our definition of free cash flow with cash provided by operating activities.

Free cash flow reconciliation with Cash provided by operating activities

	Third quarters ended September 30		Nine-month periods ended September 30
($ millions)	2019	2018	2019	2018
Free cash flow	320	303	797	1,075
Add (deduct):
Capital expenditures (excluding spectrum licences)	748	762	2,164	2,203
Adjustments to reconcile to Cash provided by operating activities	80	1	137	(168)
Cash provided by operating activities	1,148	1,066	3,098	3,110

Net debt: We believe that net debt is a useful measure because it represents the amount of Short-term borrowings and long-term debt obligations that are not covered by available Cash and temporary investments. The nearest IFRS measure to net debt is Long-term debt, including Current maturities of Long-term debt. Net debt is a component of the Net debt to EBITDA — excluding restructuring and other costs ratio.

Calculation of Net debt

As at September 30 ($ millions)	2019	2018
Long-term debt including current maturities	17,196	13,883
Debt issuance costs netted against long-term debt	108	92
Derivative liabilities, net	(98)	95
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar-denominated long-term debt (excluding tax effects)	92	(51)
Cash and temporary investments, net	(370)	(433)
Short-term borrowings	101	112
Net debt	17,029	13,698

Net debt to EBITDA — excluding restructuring and other costs: This measure is defined as net debt at the end of the period divided by 12-month trailing EBITDA — excluding restructuring and other costs. (See discussion in Section 7.5 Liquidity and capital resource measures.) This measure is similar to the leverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Net interest cost: This measure is the denominator in the calculation of EBITDA — excluding restructuring and other costs interest coverage. Net interest cost is defined as financing costs, excluding capitalized long-term debt interest, employee defined benefit plans net interest and recoveries on redemption and repayment of debt, calculated on a 12-month trailing basis. Expenses recorded for the long-term debt prepayment premium, if any, are included in net interest cost. Net interest cost was $723 million in the 12-month period ended September 30, 2019, and $633 million in the 12-month period ended September 30, 2018; currently, this reflects interest on lease liabilities only for the nine-month period ended September 30, 2019, due to the IFRS 16 transition methodology.

Restructuring and other costs: With the objective of reducing ongoing costs, we incur associated incremental, non-recurring restructuring costs. We may also incur atypical charges, which are included in other costs, when undertaking major or transformational changes to our business or operating models or post-acquisition business integration. In other costs, we include incremental atypical external costs incurred in connection with business acquisition or disposition activity, as well as significant litigation costs, in the context of losses or settlements, and adverse retrospective regulatory decisions.

Components of restructuring and other costs

	Third quarters ended September 30		Nine-month periods ended September 30
($ millions)	2019	2018	2019	2018
Goods and services purchased	17	141	43	156
Employee benefits expense	12	32	51	86
Restructuring and other costs included in EBITDA	29	173	94	242

11.2 Operating indicators

As a result of our subscriber definition changes effective the first quarter 2019, certain subscribers were moved from the mobile phones subscriber base to the newly created mobile connected devices subscriber base. Specifically, data-centric devices intended for limited or no cellular voice capabilities (such as tablets, Internet keys, connected cars and wearables) were moved to the mobile connected devices subscriber base in alignment with the revised definitions. Our newly created mobile connected devices subscriber base combines these data-centric devices moved from mobile phone subscribers with previously undisclosed Internet of Things and mobile health subscribers.

The following measures are industry metrics that are useful in assessing the operating performance of a wireless and wireline telecommunications entity, but do not have a standardized meaning under IFRS-IASB.

Mobile phone average billing per subscriber per month (ABPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges, as well as monthly re-payments of the outstanding device balance owing from customers on contract; divided by the average number of mobile phone subscribers on the network during the period and is expressed as a rate per month.

Mobile phone average revenue per subscriber per month (ARPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges; divided by the average number of mobile phone subscribers on the network during the period and is expressed as a rate per month.

Churn is calculated as the number of subscribers deactivated during a given period divided by the average number of subscribers on the network during the period, and is expressed as a rate per month. Mobile phone churn refers to the aggregate average of both prepaid and postpaid mobile phone churn. A TELUS, Koodo or Public Mobile brand prepaid mobile phone subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Mobile connected device subscriber means a TELUS subscriber on an active service plan with a recurring revenue-generating portable unit (e.g. tablets, Internet keys, Internet of Things, wearables, connected cars) that is connected to the TELUS network and is intended for limited or no cellular voice capability.

Mobile phone subscriber means a TELUS subscriber on an active service plan with a recurring revenue-generating portable unit (e.g. feature phones, smartphones) that is connected to the TELUS network and provides voice, text and/or data connectivity.

Internet subscriber means a TELUS subscriber on an active Internet plan with a recurring revenue-generating fixed unit that is connected to the TELUS network and provides Internet connectivity.

Residential Voice subscriber means a TELUS subscriber on an active phone plan with a recurring revenue-generating fixed unit that is connected to the TELUS network and provides voice service.

Security subscriber means a TELUS subscriber on an active security plan with a recurring revenue-generating fixed unit that is connected to the TELUS security and automation platform.

TV subscriber means a TELUS subscriber on an active TV plan with a recurring revenue-generating fixed unit subscription for video services from a TELUS TV platform (e.g. Optik TV, Pik TV).